

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 2-12-07

DC



07047084

February 16, 2007

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures
Office of General Counsel
Xerox Corporation
800 Long Ridge Road
Stamford, CT 06904

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/16/2007

Re: Xerox Corporation

Dear Mr. Lee:

This is in regard to your letter dated February 12, 2007 concerning the shareholder proposal submitted by the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund and the New York City Board of Education Retirement System for inclusion in Xerox's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Xerox therefore withdraws its January 19, 2007 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

FEB 2 2007

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

cc: Patrick Doherty
Bureau of Asset Management
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures



Via Overnight Delivery

January 19, 2007

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal Relating to Sustainability Report to Shareholders

Dear Sir or Madam:

This letter and the attached materials are submitted by Xerox Corporation (the "Company") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated November 20, 2006 from the Office of the Comptroller of the City of New York, as custodian and trustee of the New York City Employee's Retirement System, the New York City Teachers' Retirement System, the New York City Policy Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "Proponents"), presenting a proposal for inclusion in the Company's 2007 proxy materials (the "Proposal"). A copy of the Proposal is attached hereto as Exhibit A. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2007 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "Staff") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponents of the Company's intention to exclude the Proposal from the 2007 proxy materials. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2007 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachments.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

The Company believes that the Proposal may be excluded from the Company's 2007 proxy materials pursuant to Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

The Proposal

The resolution portion of the Proposal reads as follows: "RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007."

Substantial Implementation of Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." The Company believes that it has already substantially implemented the Proposal by publishing a sustainability report entitled the 2006 Report on Global Citizenship (the "Report") which includes the information requested in the Proposal. This Report builds on the Company's ten-year practice of publishing an annual report on environment, health and safety. The 2006 Report on Global Citizenship and prior year environmental reports are available to the public on the Company's website at *www.xerox.com/citizenship*. A copy of the Report is attached hereto as Exhibit B.

In the Proposal's supporting statement, the Proponents have asked that the Company provide a definition of sustainability. The Report contains a discussion of our policies for addressing such a concept of sustainability. One of the Company's stated goals discussed in the Report is to "lead in all aspects of social responsibility, from environmental and diversity programs to community outreach and corporate governance." The Report also provides that the Company has "an obligation to our employees to provide them with a great workplace in which to grow, develop and contribute; to act responsibly as a good corporate citizen of our planet; and to pursue excellence in everything we do." Therefore, one of the purposes of the Report is to describe various practices, policies and programs of the Company with respect to sustainability as it relates to the environment, diversity, community and social programs.

Additionally, the Proponents have recommended, in their supporting statement, that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("GRI Guidelines"). The Company relied on the GRI Guidelines in preparing the Report and believes that such disclosures and performance metrics are in the spirit of the GRI Guidelines. Since certain GRI metrics are not applicable to the Company and/or not tracked on a global basis, the Company's Report is not considered in full compliance with the GRI Guidelines as defined by GRI's 2005 standards. Accordingly, the Report's table of contents contains various cross references to the GRI Guidelines. Additionally, the Company consulted with Business for Social Responsibility to determine the completeness of the Report with a view towards addressing any concerns of shareholders. Thus, the content of the Report is substantially similar, and in most instances fully compliant, with the GRI guidelines. The Company believes the Report is responsive to any concerns regarding sustainability.



The Report discusses the Company's principles, policies and practices with respect to corporate social responsibility including governance and ethics, customer privacy and satisfaction, employee diversity and development, environmental initiatives, corporate philanthropy and volunteerism and other areas relating to sustainability.

Exclusion of Proposal Pursuant to Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from proxy materials if "the company has substantially implemented the proposal." The Staff has consistently applied the standard that a proposal has been "substantially implemented" when a company has previously instituted policies and procedures relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See *Talbots, Inc.* (available April 5, 2002), *Telular Corp.* (available December 5, 2003), *Intel Corporation* (available March 11, 2003).

In *Conagra Foods, Inc.* (available July 3, 2006) the Staff permitted the exclusion of a shareholder proposal substantially identical to the Proposal based on the company involved having reports addressing social, environmental and workplace policies. As is the case with the Proposal, the shareholder proposal in *Conagra Foods, Inc.* was submitted by the Proponents. Both the company in *Conagra Foods, Inc.* and the Company have reports addressing the requested information available to the public on their websites.

In addition to *Conagra Foods, Inc.*, the Staff has recently permitted the exclusion of shareholder proposals substantially similar to the Proposal on the basis that the companies involved had already created and published reports with respect to sustainability prior to submission of the shareholder proposals. See *Raytheon Company* (available January 25, 2006) and *Honeywell International Inc.* (available February 21, 2006) (in both instances permitting the exclusion of proposals by the same Proponents of the Proposal that has been submitted to the Company).

The Company notes that the Staff recently did not permit the exclusion of a similar shareholder proposal in *The Kroger Co.* (available March 29, 2006) where the company sought to exclude the proposal on grounds of Rule 14a-8(i)(10). However, our request for the exclusion of the Proposal may be distinguished from *The Kroger Co.* because the company seeking to exclude the shareholder proposal had not previously published reports containing information requested in the proposal. However, as was the case with the companies in *Conagra Foods, Inc., Raytheon Company* and *Honeywell International Inc.*, the Company has adopted and published reports with respect to the subject matter of the Proposal.

Because the Company has previously adopted policies and procedures relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Company believes that the Proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10) and therefore may be properly excluded from the Company's proxy materials. The Staff has consistently and recently allowed the exclusion of similarly worded proposals pursuant to Rule 14a-8(i)(10) on grounds of the substantial implementation of sustainability reports.

XEROX®

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2007 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Please note that, due to the length of the Report, Exhibit B will not be included in the fax transmission hereof but shall be included in the hard copies hereof delivered via overnight mail.

An additional copy of this letter is enclosed. Please return a copy in the enclosed self-addressed envelope to confirm receipt hereof.

Very truly yours,

Samuel K. Lee

Attachments:
Exhibit A: Copy of the Proposal
Exhibit B: Copy of Xerox Corporation 2006 Report on Global Citizenship

XEROX®

EXHIBIT A

(See Attached)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 20, 2006

Mr. J. Michael Farren
Secretary
Xerox Corporation
800 Long Ridge Road
P. O. Box 1600
Stamford, CT 06904

Dear Mr. Farren:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Xerox Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures

The Xerox sustainability – social resp 2007



Sustainability Report - 2007

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

XEROX®

EXHIBIT B

(See Attached)

XEROX®

Public Relations Office:

Corporate Headquarters
800 Long Ridge Road
Stamford, CT 06904
203-968-3000

News from Xerox

FOR IMMEDIATE RELEASE

XEROX RELEASES ITS FIRST GLOBAL CITIZENSHIP REPORT, ANNOUNCES $1 MILLION GRANT FOR FOREST IMPROVEMENT

Report aims to demonstrate that "good business and good values are not only compatible but synergistic"

STAMFORD, Conn., Oct. 26, 2006 – Consistent with a long-standing legacy in social responsibility that's articulated today in the company's first global citizenship report, Xerox Corporation (NYSE: XRX) is joining The Nature Conservancy in a new partnership to improve management of global forests, the source of raw material for paper.

The announcement of a $1 million grant to the Conservancy from The Xerox Foundation coincides with the release of Xerox's 2006 Report on Global Citizenship, a comprehensive summary of the company's citizenship practices and policies, recent accomplishments and goals.

The 70-page report brings together for the first time data on the company's environmental performance; workplace policies; and corporate, customer and social practices. Called "Revealing Our True Colors," it covers topics including ethics and governance, customer privacy and satisfaction, employee diversity and development, environmental initiatives, philanthropy and volunteerism, and more.

"In a world of necessarily complex and varied metrics, one stands taller than all the rest. Each generation of Xerox people strives to leave the company, the communities in which we do business, and the world at large better than we found it. We all feel that we are part of an ongoing experiment to demonstrate that good business and good values are not only compatible but synergistic," said Anne Mulcahy, Xerox chairman and chief executive officer, in the report's letter to stakeholders.

As the world's largest distributor of cut-sheet paper, Xerox respects its responsibility to foster sustainable development by using paper wisely and protecting forest resources. With the $1 million grant and expertise from Xerox, The Nature Conservancy – one of the world's most respected conservation organizations – will:

- Launch an online forest database for Canada's boreal forest.
- Strengthen third-party forest certification standards, which Xerox relies on to ensure paper comes from responsibly managed forests.
- Identify best forest biodiversity management practices and communicate them with forest managers, paper suppliers and others.

The goal: far-reaching benefits for Canadian forests and others worldwide. The partnership is in addition to Xerox's current initiatives that minimize environmental impact, such as developing paper with 100 percent recycled content, designing printers and copiers with duplex printing features, and investing in digital imaging and workflow tools that help customers reduce their dependency on paper.

Other initiatives detailed in the report include:

- Xerox's recent adoption of the Electronic Industry Code of Conduct, which identifies appropriate standards of conduct for companies that do business in the electronics industry. Xerox's comprehensive ethics and compliance program starts with a Global Code of Conduct for all employees and is integrated into all business operations worldwide.

- Customers' privacy rights and Xerox's compliance and activities with global regulations including the European Directive on Data Protection, the Personal Information Protection and Electronic Documents Act of Canada, and the U.S. Information Protection Act.
- Programs that support sustainable development, such as the "clean tech" research initiative at the company's Palo Alto Research Center, and innovations in solid ink color printing, which eliminate print cartridges and generate about 90 percent less waste than laser printers.
- Actions Xerox continues to take to nurture a greener world, such as product remanufacturing and recycling, which diverted 107 million pounds of material from landfills in 2005; engineering all eligible Xerox products to meet ENERGY STAR efficiency criteria; and reducing Xerox's global greenhouse gas emissions 10 percent by 2012 from a 2002 baseline.
- U.S. employee diversity representation and the steps Xerox takes to foster a global culture of inclusion, along with how the company supports employees through benefits and flexible work arrangements. About 6,500 – 20 percent – of Xerox's U.S. employees now work from "virtual" offices.
- Contributions to the communities where Xerox people work and live through philanthropy, educational programs and employee volunteerism. The report highlights several global examples of Xerox's community outreach activities including its Social Service Leave program, which grants selected employees up to one year of paid leave to work full-time for a nonprofit agency, and the Vila Olimpica, a program in Brazil for underserved children, giving more than 1,500 children a year the opportunity to learn and play Olympic sports.

Looking ahead, Xerox said it plans to develop a human rights policy in the next year that aligns with the company's core values, which are the underlying principles of how Xerox runs its business anywhere around the world. And having met the requirements of the European Union's July 2006 Restriction of Hazardous Substances directive, Xerox now plans to deliver RoHS-compliant products to worldwide markets by the end of 2007.

"Like most things in business, corporate responsibility is a race without a finish line. As good as we may be today, we have to be even better tomorrow – and not by a little, but by a lot," Mulcahy said.

Xerox relied on the Global Reporting Initiative Guidelines to determine the content and performance metrics for its 2006 Report on Global Citizenship. It also consulted with Business for Social Responsibility, a nonprofit that works to advance the field of corporate social responsibility, to help determine the report's relevance, completeness and responsiveness to stakeholders.

-XXX-

Customer Contact:
For more information about Xerox's environmental and citizenship activities, and to view the full Report on Global Citizenship, visit www.xerox.com/citizenship.

Media Contacts:
Kara Choquette, Xerox Corporation, 303-796-6420, kara.choquette@xerox.com
Sandy Mauceli, Lightyear Marketing for Xerox, 585-385-0834,
smauceli@lightyearmarketing.com

NOTE TO EDITORS: Visit www.xerox.com/news for more informationabout Xerox and its partnership with The Nature Conservancy and to hear an interview with Patricia Calkins, vice president of Xerox Environment, Health and Safety.

2006 Report on Global Citizenship

Revealing our True Colors


XEROX®

Technology | Document Management | Consulting Services


Commitment

Revealing our True Colors through Corporate Citizenship.

The True Colors of Xerox are those attributes and behaviors that we believe make us preeminent in our industry and beyond. They include a passion for quality, innovation and creativity that allows our customers and people to be even better than they thought they could be. They include timely product delivery and end-to-end services that spur profitable growth.

And of all the True Colors of Xerox, none is brighter and more enduring than our commitment to corporate citizenship, a core value since the company's founding. One of our stated goals is to lead in all aspects of social responsibility, from environmental and diversity programs to community outreach and corporate governance.

This year that commitment is embodied in this, our first annual report on corporate citizenship. It is a summary of our recent accomplishments and our current initiatives.

We believe that a measure of our responsible participation in the global economy is to report on our activities in a uniform and transparent manner. Such reporting, represented by this year's report, is yet another facet through which the True Colors of Xerox will continue to reveal themselves.







Nurturing a greener world through sustainable innovation and development



Strengthening our competitiveness by creating a great workplace for our people



Leveraging our resources to make our world better

*** Global Reporting Initiative**
References to the Global Reporting Initiative (GRI) Guidelines. For information on the GRI, go to www.globalreporting.org.

GRI Indicators Key

EC	Economic
EN	Environmental
LA	Labor Practices
HR	Human Rights
SO	Society
PR	Product Responsibility





Anne M. Mulcahy
Chairman and Chief Executive Officer

Dear Stakeholders:

Since our earliest days, Xerox has been a values-driven company. Our founder and first chairman, Joseph C. Wilson, first articulated a set of core values in 1960, less than a year after we introduced the first plain paper copier and launched the modern-day Xerox.

Just about everything in the company and in our industry has changed and changed again since then – everything except our six core values:

- We succeed through satisfied customers.
- We value and empower our employees.
- We deliver quality and excellence in all we do.
- We require premium return on assets.
- We use technology to develop market leadership.
- We behave responsibly as a corporate citizen.

Each generation of Xerox people has embraced these values, adapted them and strengthened them. In a world of constant change and turmoil, they continue to be our constant – our North Star in both calm and turbulent waters. Although they are six individual statements, we view them as an integrated whole. Seen through that prism, they are what make Xerox Xerox. They are an essential part of our "true colors." This marks the first time we are publishing a comprehensive Global Citizenship Report. We see it not only as an opportunity to report on our progress, but also as a measuring stick to identify areas where we need to improve. Like most things in business, corporate responsibility is a race without a finish line. As good as we may be today, we have to be even better tomorrow – and not by a little, but by a lot.

We understand that we are in business to make money for our shareholders; to create value for our customers; and to push the frontiers of technology in order to stay on the cutting edge of innovation. But we also understand that we have an obligation to our employees to provide them with a great workplace in which to grow, develop and contribute; to act responsibly as a good corporate citizen of our planet; and to pursue excellence in everything we do.

In a world of necessarily complex and varied metrics, one stands taller than all the rest. Each generation of Xerox people strives to leave the company, the communities in which we do business and the world at large better than we found it. We all feel that we are part of an ongoing experiment to demonstrate that good business and good values are not only compatible but synergistic. You will find that theme running throughout this report:

- Conducting our business with integrity and transparency builds credibility and attracts investors.
- Aligning our resources around customer need provides the revenue stream that enables investment in innovation and fuels growth.
- Nurturing a greener world through sustainable innovation and development saves money, creates value and helps develop new markets.
- Creating a great workplace strengthens our competitiveness.
- Leveraging our resources to make our world better improves the quality of life for our people and the economic climate for our customers.

Xerox is hardly a newcomer to the world of corporate responsibility. In fact, we are a pioneer. The Xerox Foundation – the arm of the corporation that oversees our philanthropic efforts – was launched more than 40 years ago. We officially and publicly embraced diversity during the civil rights struggles of the 1960s. The Social Service Leave Program – which enables a select group of employees to take up to a year's sabbatical at full pay to volunteer – celebrates its 35th anniversary this year. Our sustainable development practices trace their roots to well before the first Earth Day in 1970.

"Each generation of Xerox people has embraced these values, adapted them and strengthened them."



We have always been keenly aware that by helping our customers run their businesses more productively we incur a major responsibility to foster sustainable development. We are in the business of helping people distribute and access information more effectively. Although we are agnostic on whether information is in paper or electronic form, the reality is that much of it is paper. This puts an enormous burden on us to be part of the paper solution. We take this very seriously. We pioneered two-sided copying, print-on-demand, the use of recycled paper in the office, recycling toner cartridges and the promulgation of tough green standards for our paper suppliers. We were the first company in our industry to remanufacture and reuse parts and components. Last year alone we diverted more than 107 million pounds of waste from landfills.

For decades we have supported organizations such as Outward Bound, which teaches respect for the environment; the New York Botanical Gardens, whose scientists work around the world to preserve forests; and a wide variety of organizations and institutions that help educate the public on environmental matters.

More recently, we signed on as a charter member of the Business Roundtable's S.E.E. (Social, Environmental, Economic) Change Initiative, which is aimed at promoting better business and a better world by integrating strict sustainability penalties and goals into business planning.

We're partnering with The Nature Conservancy to help move the paper industry closer to ideal environmental management practices. Among other things, Xerox's involvement will provide the tools and land assessment guidelines that will help forest companies identify and protect important ecological forests. It's all part of our efforts to be part of the solution.

We are now on the threshold of another paradigm shift in corporate responsibility. We began it as a good thing to do. We evolved it as a good business practice. And now we are beginning to see corporate responsibility as a new frontier for market development and revenue growth.

"...now we are beginning to see corporate responsibility as a new frontier for market development and revenue growth."

Thinking green when developing new products brings new meaning to sustainability. One example is the development of solid ink technology. Xerox is the only company in the world that designs and makes printers using solid ink. Not only does the technology create more true color images, which our customers love, but it is also much more environmentally friendly than laser printing. Solid ink generates 90% less consumable waste than comparable laser printers. And, yes, our customers love that too – so much so that we're investing heavily in solid ink technology to expand it to more and more of our products. It's a "win – win – win" – good for the environment...good for our customers...and good for the bottom line.

I could go on but you get the point. We are proud of our innovations in technology, but just as proud of our innovations in corporate responsibility. It would be a mistake to interpret pride as satisfaction.

Newspaper headlines remind us daily that our planet is both precious and precarious. The chasm between the world's "haves" and the world's "have-nots" presents enormous challenges. Advances in science and technology bring with them great moral choices. Hunger, illiteracy, nuclear proliferation, terrorism and a host of other issues at the dawn of the 21st century also usher in an increasingly complex set of ethical dilemmas. We didn't shrink from these challenges; we embrace them. We look upon these as opportunities to show our true colors.

The most powerful impact we have on society, of course, is the economic value we contribute by managing a successful business enterprise. That enables us to provide gainful employment...to pay our employees good wages and benefits...to give our shareholders a good return on their investment over the long haul... to help our customers run their businesses more productively...to provide opportunities to our supplier base...and to pay taxes in the municipalities, states, provinces and countries in which we do business.

As part of the world community, we will continue to do our part and then some. Our customers and communities have come to expect it from us. We clearly don't have all the answers, but we do have commitment and passion.

In this report, you'll read about some of the ways in which we translate that commitment and passion into programs and progress. We call that "living our values."

Anne M Mulcahy

Anne M. Mulcahy
Chairman and Chief Executive Officer
Xerox Corporation

Fact

Xerox and The Nature Conservancy are teaming up on a major initiative aimed at improving the responsible management of forests that provide the raw materials used in the production of paper. Xerox will provide The Nature Conservancy with a $1 million grant from The Xerox Foundation along with the technical expertise of our people.

The grant will be used to establish a Forest Data Center in Canada's Boreal Forest, strengthen forest certification standards, identify best biodiversity management practices and communicate them broadly with forest managers, paper suppliers and others around the world. The hope is that this work will not only benefit the Boreal Forest, but will also have far reaching benefits for forests in Indonesia, Brazil and other parts of the world.

The Nature Conservancy – founded in 1951 – is one of the world's most respected conservation organizations. It works in all 50 states and more than 30 countries and is credited with protecting more than 117 million acres of land and 5,000 miles of river.

Xerox and The Nature Conservancy share a common belief that sustainable development is not only possible but essential. This partnership will put that belief into practice.

Company Profile

Xerox Corporation is the world's largest document management company. A nearly $16 billion technology and services enterprise, Xerox develops and markets innovative technologies, products and solutions that customers can depend upon to improve business results. Xerox provides the industry's broadest portfolio of document systems and services, ranging from high-speed color presses to digital imaging and archiving services. Operations are guided by customer-focused and employee-centered core values, augmented by a passion for innovation, speed and adaptability.

Organizational Overview

Successful strategies start with a vision. Our vision is "helping people find better ways to do great work..." by constantly leading in document technologies, products and services that improve our customers' work processes and business results.

Our products include high-end printing and publishing systems, digital multifunctional devices (which can print, copy, scan and fax), digital copiers, laser and solid ink printers, fax machines, document management software, and supplies such as toner, paper and ink. We provide software and workflow solutions that help businesses easily and affordably print books, create personalized documents for their customers and scan, distribute and archive digital information. In addition, we provide a range of comprehensive document management services, such as operating in-house production centers, developing online document repositories and analyzing how customers can most efficiently create and share documents in the office.

We report our financial results through four segments: Production, Office, Developing Markets Operations (DMO) and Other. Operating segment financial information is presented in our quarterly and annual reports available at www.xerox.com/investor.

Xerox 2005 Revenue by Reporting Segment

Production


28.92%

$4,540 million

We provide high-end digital monochrome and color systems designed for customers in the graphic communications industry and for large enterprises.

Office


48.52%

$7,618 million

Our Office segment serves global, national and small to medium-size commercial customers as well as government, education and other public sector customers.

DMO


11.54%

$1,812 million

DMO includes marketing, direct sales, distributors and service operations for Xerox products, supplies and services in Latin America, the Middle East, India, Eurasia, Central-Eastern Europe and Africa.

Other


11.02%

$1,73[illegible] million

The Other segment primarily includes revenue from paper sales, wide-format systems and value-added services.

2005 revenue: $15.7 billion
2005 income: $978 million
Employees: 55,000 worldwide, including 30,000 U.S.
Operates in: 160 countries
Founded: In 1906 as The Haloid Company; named Haloid Xerox in 1958; named Xerox Corporation in 1961

Fortune 500 ranking: No. 142
NYSE: XRX
Headquarters: 800 Long Ridge Road
Stamford, CT 06904
800-ASK-XEROX
www.xerox.com

Revenues by Geography

($ millions)


U.S.: $8,388
Europe: $5,226
Other Areas: $2,087

We operate in more than


160

countries worldwide.

Xerox Around the World

Xerox customers include small businesses, graphic communications companies, government entities, education institutions, Fortune 1000 corporate accounts, and firms in document-intensive industries such as healthcare, legal and financial services. Xerox offerings are sold through its global sales force; through a network of independent agents, dealers, value-added resellers and systems integrators; and through phone and Internet sales channels.

- 8,000 sales professionals, 12,000 managed service employees at customer sites, and 13,000 technical service employees.
- More than 7,000 agents and concessionaires and more than 10,000 technology resellers that extend Xerox's local and global reach.
- Alliances with top IT and business partners that integrate Xerox systems and services into their customer solutions.

Our international operations represented approximately one-half of our total revenues in 2005. Our largest subsidiary outside the U.S. is Xerox Limited, which operates predominantly in Europe. We conduct our Latin American operations through subsidiaries or distributors in more than 38 countries.

Fuji Xerox, an unconsolidated entity of which we own 25%, develops, manufactures and distributes document processing products and services in Japan, China, Hong Kong and other areas of the Pacific Rim, Australia and New Zealand.

The information in this report on citizenship reflects the business activities of Xerox Corporation in the 160 countries where we operate. Fuji Xerox publishes its own citizenship report, which is available at http://www.fujixerox.co.jp/eng/sr/.



Market Opportunity

The document industry is transitioning from older technology of light-lens devices to digital systems, from black and white to color, and from paper documents to electronic documents. These trends play to the strengths of Xerox's product and service offerings and represent opportunities for future growth within the $112 billion market we serve.

Xerox serves a


$112

billion market.

($ billions)

Services: $20

Xerox value-added services deliver solutions that streamline, simplify and digitize our customers' document-intensive business processes.

Eligible Offset: $17

Xerox is creating new market opportunities with digital printing as a complement to traditional offset printing.

Production: $8

Xerox is the only manufacturer in the market that offers a complete family of monochrome production systems from 65 to 180 impressions per minute and color production systems from 40 to 110 pages per minute.

Office: $67

Xerox is capturing growth by leading the transition to color and by reaching new customers with the industry's broadest portfolio and expanded distribution channels.

Xerox Corporation

Global Services

Consulting and outsourcing services for any enterprise

- Business process services to help companies simplify document-driven processes.
- Office services to analyze and improve technology infrastructure.
- Management of IT help desks, technology procurement, and print/copy centers for in-house operations and special events.
- Document outsourcing and communication services to improve commercial print operations.
- Digital imaging, archiving and indexing services to make information easier to manage and find.
- Key offerings include: Office Assessment Services, Records Management, Litigation Services, Sarbanes-Oxley and HR Compliance Services.

Production Environments

Commercial printing systems and services for graphic arts and production environments

- Color and black-and-white digital printers and presses.
- Wide-format and continuous-feed printers and copiers.
- Publishing solutions for books, on-demand documents, transactional applications, personalized printing and more.
- Workflow software to simplify how print jobs are created and managed.
- Key offerings include: Xerox iGen3®, DocuTech®, DocuPrint®, Xerox Nuvera™, DocuColor®, FreeFlow®.

The Office

Printers and services for small businesses to global enterprises

- Color and black-and-white multifunction systems that combine printing, copying, faxing and scanning.
- Solid ink and laser network printers.
- Digital office copiers.
- Software and services to boost worker productivity and streamline how information is stored and shared.
- Key offerings include: WorkCentre®, Phaser®, DocuShare®, CentreWare®, Office Document Assessment.

Innovation

Research and development

- Five centers that span the U.S., Canada and Europe.
- Focus on color science, computing, digital imaging, work practices, electro-mechanical systems, novel materials, and other disciplines.
- About 6% of revenue dedicated to research, development and engineering.
- Sixty percent more patent applications filed in 2005 over the previous year; about 8,100 active U.S. patents in the current portfolio.



Fact

Since our inception, we have operated under the guidance of six core values:

- We succeed through satisfied customers.
- We deliver quality and excellence in all we do.
- We require premium return on assets.
- We use technology to develop market leadership.
- We value and empower our employees.
- We behave responsibly as a corporate citizen.



Conducting our business with integrity and transparency

From what we require of Xerox people and business partners to our Board's governance guidelines, integrity and transparency are implicit in everything we do. Disciplined ethics programs, vigilant risk management and business continuity, and open engagement with stakeholders are among the many ways we run our business everyday, everywhere.

Governance

The Xerox Board of Directors represents shareholders' interest in the operation of a successful business, including optimizing long-term financial returns. The Board is responsible for determining that Xerox is managed effectively, which will help deliver value for our customers, employees, suppliers, communities and other key stakeholders. This is an active, not a passive, responsibility. The Board has the responsibility to ensure that in good times, as well as difficult ones, management is capably executing its responsibilities in a legal and ethically responsible manner.

The Board of Directors provides oversight of the company's role as a corporate citizen and ensures that the actions of Xerox are aligned with our core values and citizenship priorities. To that end, members of the Xerox Board of Directors reviewed a comprehensive outline of this report prior to its production and provided full support of the company's commitment to delivering our first report on citizenship.

"It's assuring to know that activities like sustainable product development and codes of conduct are not a choice but a standard in how business is run at Xerox. The Board watches for these nuances and, in the interests of Xerox's shareholders, asks of management critical questions – questions that ensure the guiding force underlying all business decisions truly reflects Xerox's core values."

William Curt Hunter
Xerox Board Director
Member of Corporate Governance Committee

Xerox's corporate governance guidelines are available at www.xerox.com/citizenship and include these and other comprehensive overviews of the company's governing process.




4
5
6
7
3
2
1
8
9
10

A: Member of the Audit Committee
B: Member of the Compensation Committee
C: Member of the Corporate Governance Committee
D: Member of the Finance Committee

1. Anne M. Mulcahy	Chairman and Chief Executive Officer Xerox Corporation
2. Glenn A. Britt A,C	President and Chief Executive Officer Time Warner Cable
3. Ann N. Reese C,D	Executive Director Center for Adoption Policy
4. William Curt Hunter A,C	Dean Tippie College of Business University of Iowa
5. Richard J. Harrington A	President and Chief Executive Officer The Thomson Corporation
6. Robert A. McDonald A	Vice Chairman – Global Operations The Procter & Gamble Company
7. Vernon E. Jordan, Jr. B,C	Senior Managing Director Lazard Frères & Co., LLC Of Counsel, Akin, Gump, Strauss, Hauer & Feld, LLP Attorneys-at-Law
8. Hilmar Kopper B,D	Former Chairman and Chief Executive Officer Deutsche Bank AG
9. Ralph S. Larsen B,C	Former Chairman and Chief Executive Officer Johnson & Johnson
10. N.J. Nicholas B,D	Investor
Mary Agnes Wilderotter D (not pictured)	Chairman and Chief Executive Officer Citizens Communications

Independence of the Board

The Xerox Board is more than 90% independent, with Xerox's Chairman and Chief Executive Officer serving as the only employee Director. The Board has adopted these standards to assist in determining if a Director is independent:

1. Director meets all the bright-line independence and other applicable requirements under the listing standards of the New York Stock Exchange (NYSE) and all other applicable laws, rules and regulations regarding Director independence.
2. Director is not a current employee and none of his or her immediate family members are employed as an officer by a company that has made payments to, or received payments from Xerox or any of its consolidated subsidiaries for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million or 1% of the other company's consolidated gross revenues.
3. In the event that a Director serves as an executive officer or Director of a charitable organization, Xerox and its consolidated subsidiaries donated less than 5% of that organization's charitable receipts.

Board Membership Criteria

The ultimate responsibility for the selection of new Directors resides with the Board, which requires that a substantial majority of the Board should consist of independent Directors. Members should represent a predominance of business backgrounds and bring a variety of experiences and perspectives to the Board. Each Director stands for reelection every year at the company's annual shareholder meeting.



Director Election

In an uncontested election, any nominee for Director who receives a greater number of votes "withheld" for his or her election than votes "for" election is required to submit his or her resignation promptly after the election. The remaining independent Directors will then evaluate and determine, based on the relevant facts and circumstances, whether to accept or reject the resignation. Within 90 days following the official results of the election, the Board will promptly disclose its decision and the basis for that decision in a filing with the Securities and Exchange Commission (SEC).

Director Share Ownership Requirement

All non-employee Directors are expected to maintain a meaningful equity ownership requirement in Xerox. Each non-employee Director must establish and maintain an equity ownership interest in the company equivalent to five times the annual cash fees that such Director receives for service on the Board (excluding committee fees). A newly appointed Director has up to five years to attain this ownership threshold.

Board Access to Management, Other Employees and Advisors

Board members have complete access to the company's senior management and other employees. Board members have the authority to obtain advice and assistance from outside legal, accounting or other advisors of their own choosing, at the expense of the company.

Board Interaction with Stakeholders

Board Directors attend the company's annual meeting of shareholders and are available to speak with Xerox stakeholders. To communicate with the non-management Directors regarding Xerox, contact:

Vernon E. Jordan, Jr.
Chairman of the Xerox Corporate Governance Committee
Senior Managing Director
Lazard Frères & Co., LLC
30 Rockefeller Center
New York, NY 10020

Executive Sessions of Outside Directors

Each regularly scheduled Board meeting includes an executive session of all Directors and the Chief Executive Officer and a separate executive session of just the independent Directors. The Chairmen of the Governance Committee and the Compensation Committee rotate responsibility to preside over non-management executive sessions and are responsible for providing appropriate feedback to the Chief Executive Officer.

Board Committees

The company has four standing committees: Audit, Compensation, Corporate Governance and Finance. Each of these committees is composed entirely of independent Directors.

Code of Conduct

Xerox takes seriously our responsibilities to customers, shareholders, employees and the communities in which we work and live. That is why we have had an employee Code of Conduct in place for nearly 40 years.

Responsibility begins with trust. Customers need to know that we will deliver the value we promise. Shareholders need to know that we represent our business performance and opportunities honestly. Employees need to know they will be treated fairly and respectfully. Communities need to know we are concerned with their well-being as well as our own. All of the people we deal with need to know that we behave in a consistent manner that is above reproach and fair. Some examples of the key areas covered in the Code of Conduct follow:

- **Protecting Our Integrity**
  Conflict of interest is a basic concept of business ethics. The actions of all Xerox employees always should be in the best interests of Xerox. If there is an opportunity for an employee to receive a personal benefit from their actions at Xerox because of a connection to another business, that is a conflict of interest.
- **Protecting Our People**
  Xerox takes steps to protect the privacy of information about our employees and former employees. The company keeps and discloses personal information only as required for business or legal reasons. Outside benefits administrators keep employee medical records separate from other employee information. We comply with all laws about the privacy of employee information and medical records.
- **Customers' Privacy Rights**
  Just as Xerox safeguards its own information from misuse, we also protect information that customers entrust to us. Xerox employees take care to prevent this customer-provided information – especially personally identifiable information – from unauthorized use.
- **International Trade**
  Most countries regulate international trade for reasons of national security and foreign policy. These laws and regulations apply to all import, export and re-export of goods, software and technology; they also encompass international financial transactions. In this regard, Xerox complies with all applicable U.S. and other country import/export trade laws and regulations.

  In Europe, Africa, the Middle East, India and parts of Asia, we distribute our products through Xerox Limited, a wholly owned subsidiary of Xerox Corporation, established under the laws of England. Xerox Limited enters into distribution agreements with unaffiliated third parties covering distribution of our products in certain countries located in these regions, including Iran, Sudan and Syria.

  Iran, Sudan and Syria, among others, have been designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions. We maintain an export and sanctions compliance program and believe that we have been and are in compliance with applicable U.S. laws and government regulations related to these countries. In addition, we have no assets, liabilities or operations in these countries other than liabilities under the distribution agreements. Xerox Limited is terminating its distribution agreements related to these countries and expects that, by the end of 2006, it will have only legacy obligations such as providing spare parts and supplies to these third parties. In 2005, we had total revenues of $15.7 billion, of which less than $10 million was attributable to Iran, Sudan and Syria.

  In January 2006, Xerox Limited entered into a five-year distribution agreement with an unaffiliated third party covering distribution of our products in Libya. The decision to enter into this distribution agreement was made in light of recent U.S. federal government actions that have lifted the country-wide embargo previously imposed on Libya. Our sales in Libya through this distribution agreement are subject to our export and sanctions compliance program and in accordance with applicable U.S. laws and government regulations as they relate to Libya.



Prohibited Practices – Bribery and Improper Payments

Xerox employees may not offer anything of value to gain an improper advantage in *any transaction*. We prohibit improper payments in all of our activities with customers.

Protecting Intellectual Property

Unauthorized use of the intellectual property rights or copyrighted materials of others may expose Xerox to civil lawsuits and damages. To protect Xerox's intellectual property, employees are required to abide by the terms of the Proprietary Rights and Conflict of Interest Agreement (PRCIA); to respect copyrighted materials of others by not reproducing, distributing or altering them without a license or the permission of the copyright owner; to respect valid patent rights, copyrighted materials and other protected intellectual property of others; and to follow the guidelines for use of Xerox trademarks and trade names contained in the Xerox Identity Manual.

All Xerox employees must acknowledge each year a comprehensive understanding of the company's Code of Conduct. To read the company's Code of Conduct handbook, visit www.xerox.com/citizenship.

Ethics

Xerox has a robust and comprehensive ethics and compliance program, which is integrated into all worldwide business operations via the Ethics and Compliance Governance Board – a committee of 22 senior executives representing all business units and corporate functions. The Ethics and Compliance function reports directly to the Chief Executive Officer with direct oversight from and reporting to the Audit Committee of the Board of Directors.

Some of the key components of the ethics and compliance program include:

- Global Code of Conduct for all employees (produced in 18 languages).
- Annual Chief Executive Officer letter on business ethics distributed to all employees.
- Annual certification by senior managers that they are in compliance with the Code of Conduct and have processes in place to support the ethics and compliance program.
- Annual acknowledgement of the Code of Conduct by all employees.
- Biannual training on Code of Conduct and supporting policies for all employees.
- Ethics Helpline accessible toll-free from anywhere in the world plus direct email access to the Ethics Office.
- Monthly ethics survey to a random sample, conducted in 19 countries.
- Defined investigation process with prescribed, uniform disciplinary guidelines.
- Ethics Web site, newsletters and company intranet postings.

The Ethics Office has a formal and consistent methodology for assessing alleged violations and other complaints and directing them to the appropriate functional areas for thorough investigation and resolution. Final resolution and closure of ethics cases resides with the Ethics Office.

Here is an overview of the company's incoming ethics case activity for the past three years.

Business Ethics and Compliance Office Activity:	**2003**	**2004**	**2005**
Total Number of Cases	710	596	655
Number of Allegations	260	293	260
Percentage of Total	*37%*	*49%*	*40%*
Number of Substantiations	127	139	145
Percentage of Allegations	*50%*	*47%*	*56%*
Number of Terminations	31	67	46

Many cases that are presented to the Ethics Office can be answered right away or simply involve matters that require clarification or enhanced understanding or guidance before taking an action. However, about 41% (3-year average) of incoming cases involve some allegation of wrongdoing and require investigation. All of these allegations are investigated and typically one-half of the investigations are able to substantiate at least some part of the allegation. In all cases where a violation is substantiated, there is some sort of disciplinary action – counseling, training, warning letter, job reassignment, financial detriment and, in about one-third of cases, dismissal from the company. In addition to disciplinary action, resolution of many cases may also involve changes in process or policy to prevent future occurrences.

The range of ethics and conduct violations is broad. This table shows the overall compilation of allegations from the past three years in total.

Violation Category	**Percentage of Occurrence (2003–2005)**
Asset Theft	25.1%
Human Resources Issues	17.8%
Vendor Issues/External Parties/Gifts	12.5%
Fraud/Improper Payments/Expense Reports	11.4%
Conflicts of Interest	8.5%
Harassment/Workplace Violence	7.3%
Internal Controls and Reporting Integrity	4.7%
Employee Privacy	3.1%
Misuse of Company IT Systems	3.1%
Confidential Information	1.2%
Retaliation	0.9%
Environmental Issues	0.6%
Other	3.8%



Supplier Relations

Performance and Reviews

Xerox's Global Purchasing organization routinely monitors the performance of key suppliers, inspecting current as well as potential suppliers for adherence to our requirements. A supplier scorecard is regularly tracked and published internally. This provides a forum for all Xerox and Supplier Value Chain Partners to discuss the business relationship and to define and refine the metrics used for Xerox and the suppliers' performance evaluations. Actions are identified that enhance the business relationship and improve supply chain performance.

Xerox requires all production suppliers to complete an assessment of their quality management system prior to being added to the Approved Vendors List (AVL). The Xerox Multinational Supplier Assessment was implemented 10 years prior to and is equivalent to the ISO 9000 standard, with some additional Xerox-specific requirements. The AVL includes approximately 1,500 active suppliers whose assessments are maintained on file, in either hard copy or electronic versions.

Xerox makes on-site visits to all new production suppliers before they are permitted to do business with Xerox. In addition, the company conducts on-site audits every one to three years, depending on the scope of the supplier's relationship with Xerox. Approximately 80% of the company's purchasing spend for the production of Xerox devices comes from 50 global suppliers. These suppliers are assessed regularly to measure compliance against Xerox standards and applicable local laws. In 2005, 90% of the 50 key suppliers participated in on-site audits by Xerox professionals.

Aligned with our comprehensive environmental initiatives, Xerox has specific guidelines for our paper suppliers. These paper-sourcing practices are outlined on page 51 of this report.

EICC Membership

Xerox is now reviewing membership in the Electronics Industry Code of Conduct (EICC), which identifies appropriate standards of conduct for companies that do business in the electronics industry. The EICC code is a standards-based approach for monitoring suppliers' compliance across several areas of social responsibility, including labor, health, safety and environmental activity. Xerox believes it is in compliance with all EICC guidelines; however, formal membership in the program provides the stake in the ground to ensure compliance by our key vendors that support the manufacturing of Xerox systems. In fact, Xerox's largest manufacturing partner, Flextronics, which manufactures about one-half of Xerox's products, is a member of EICC.

The company's objective for the balance of this year is to design and implement a compliance process that measures suppliers' compliance with EICC guidelines and to incorporate EICC activities in our communication plans. In 2007, the company expects to begin a third-party auditing program to ensure its key production suppliers are in complete, measurable compliance with the Electronics Industry Code of Conduct.

Ethical Business Environment

Xerox encourages a proactive attitude among our supplier community to preserve an ethical business environment. We provide suppliers with an ethics hotline and P.O. box address for use in reporting concerns the supplier feels may jeopardize otherwise constructive business relationships. Any concerns are promptly investigated against Xerox's stringent code of conduct. In providing access to these outlets, suppliers are reminded of the following important ethical standards required by Xerox's Global Purchasing organization:

- Maintain ethical and professional behavior in all supplier interactions.
- Treat fellow employees, suppliers and customers with honesty and respect.
- Do not solicit or accept any gift or benefit from a supplier.
- Do not give any gift or benefit to a supplier.
- Do not show favoritism to a particular supplier.
- Do not seek reciprocity from suppliers or customers.
- Do not disparage competitors' products.
- Protect the confidentiality of Xerox proprietary information.
- Disclose all outside business relationships to appropriate management.
- Do not represent your personal views as those of Xerox.
- Comply with environmental, health and safety laws.
- Comply with provisions of antitrust laws and regulations.
- Comply with regulations concerning government contracting.

Supplier Diversity

Xerox is a recognized industry leader for its comprehensive supplier diversity program. The company has established business partnerships with minority- and women-owned business enterprises (MWBE), veterans/service disabled veterans, HUBZone programs and Protected Workshop Vendors. We are also establishing supplier relationships with gay and lesbian business enterprises. Over the past 20 years, Xerox has purchased more than $5 billion in goods and services from qualified companies owned by minorities, women and/or services disabled/veterans. Last year alone, Xerox purchased $330 million of goods and services from MWBEs in the U.S., about 10% more than originally targeted. Total spending with MWBEs represented 24% of Xerox's annual qualified purchases. Approximately 1,000 MWBE suppliers benefited from these purchases.

More information about the company's Supplier Diversity Program is available at www.xerox.com/supplierdiversity.



Risk Management

Xerox has implemented an Enterprise Risk Management (ERM) process aligned with the framework of COSO II (Committee of the Sponsoring Organizations for the Treadway Commission). The process strengthens Xerox's risk management capability and assesses all categories of risk linked to business objectives: strategic, operational, compliance, and financial reporting. This process supports the achievement of business results and the enhancement and protection of shareholder value.

Xerox's internal environment lays the foundation for how risk is viewed and addressed. The enabling elements include:

- Active oversight by the Audit Committee of the Board of Directors.
- Consistent senior management "Tone at the Top," which emphasizes integrity and ethical values, open and honest communication, and competency and development of people.
- A clearly defined business strategy that is communicated throughout the company and aligned with annual direction and organizational goals.

The ERM focus is integrated within business management processes. The Chief Risk Officer, Strategy Committee, Business Ethics and Compliance Board and Internal Control Committees play a role in monitoring risk exposures and the effectiveness of processes to manage significant risks. The company's major operating units are responsible for monitoring and managing the risks within their business. The units report on the status of risk mitigation plans and changing risk profiles through normal management processes.

The Board of Directors regularly monitors the effectiveness of management policies and decisions including risk management activities. The Audit Committee is responsible for:

- Status and results of ERM activities.
- Corporate risk profile and mitigation plans to address significant risks.
- Significant risk management policies and risk acceptance decisions.

The Chief Risk Officer, who reports to both the Chief Executive Officer and the Audit Committee, has a broad mandate for overseeing the risk management activities of the company and for ensuring the effective implementation of ERM. The Chief Risk Officer's responsibilities include the assurance that:

- Appropriate policies, processes and resources are in place across Xerox to consistently assess, measure, monitor and communicate significant risks.
- Effective management of risks across the organization, within the parameters or appropriate risk tolerances, are acknowledged by senior management.
- Significant risks that may have an impact on strategic objectives and shareholder value, as well as the status of significant risk management issues, are communicated to the Audit Committee and the Board of Directors.

The activities to mitigate the risks are monitored on an ongoing basis within management processes:


CONSISTENT AND PERIODIC RISK REPORTING
Business Planning Process
Financial Reporting – Sarbanes-Oxley
Business Ethics and Compliance
ENTERPRISE RISK ASSESSMENT
Risk Information Exchange
BUSINESS GROUP RISK ASSESSMENT
Risk Information Exchange
OPERATING COMPANY RISK ASSESSMENT
Risk Information Exchange
FUNCTIONAL GROUP RISK ASSESSMENTS
Significant Enterprise Risks
Strategy Committee
Business Ethics and Compliance Board
Internal Control Committee
Operations Reviews
Risk Reporting
CEO/CFO
Corporate Risk Profile
Chief Risk Officer
Enterprise Risk Management Office
Risk Overview
Board of Directors
RISK MONITORING AND GUIDANCE

Business Continuity

Businesses today face unpredictable situations that have the potential of impacting day-to-day operations. In the event of natural disasters and/or any major event that could disrupt customers, employees, suppliers and/or shareholders, Xerox responds with comprehensive business continuity action plans that are designed to minimize the impact on our stakeholders. The plans are well documented, communicated across all business units and tested to help ensure Xerox's rapid and effective response in safeguarding our people, customer relationships, assets, cash flow and reputation.

The Xerox Business Continuity Services organization has governance responsibility for the Business Continuity Assurance Process (BCAP), which requires all Xerox organizations to assess their continuity plans against a standard set of criteria and to report the status of plans during operational reviews. Business Continuity includes Emergency Preparedness, Crisis Management, IT Disaster Recovery and Business Resumption, all of which are addressed through a governance policy that applies to all organizations in Xerox's global enterprise. BCAP defines standard requirements such as assigning teams responsible for continuity activities, determining the appropriate resources needed to resume operations after an event, identifying alternate sources of critical supplies or services should primary sources be disrupted, and testing the plan regularly to practice skills and implement improvements.

Fact

Like many companies, our business continuity plans were put to the test last year during the devastating hurricanes that swept across the gulf coast of the U.S. A dedicated response team helped our employees who were displaced from the storms and served our customers who needed to resume their operations as quickly as possible. Xerox also provided much of the document management support at Red Cross shelters following Hurricane Katrina. One important lesson learned was the need to more effectively connect with our people following a natural disaster or other unpredictable event. We respect that during a major crisis an employee's first priority is caring for him/herself, family and home. At the same time, we want our people to know that Xerox can be a source of support during these challenging times – and that we care about their well-being at all times. So, we created a simple process that gives employees easy, accessible options to reach Xerox during a crisis. We established a dedicated employee hotline that can be staffed 24/7 during a crisis and developed a process to use our external Web site, www.xerox.com, as a conduit for sharing updated employee information. Our people now carry with them a Xerox DocuCard® (water- and tear-proof ID card) with this pertinent information. The message: when they need us most, we'll be here.



Investor Relations

We understand that shareholders have many choices on how to invest their money. And, we know that well-informed investors are more inclined to hold a long-term interest in our company. Our responsibility is to provide investors, financial analysts and potential shareholders with clear, consistent and credible information about the company's financial performance, strategic intents, and expectations for long-term profitable revenue growth. We communicate with our shareholders in a timely manner, providing accurate, complete and publicly accessible information through press releases, Webcasts, quarterly earnings presentations, annual reports and Securities and Exchange Commission (SEC) filings. In addition, we engage in frequent and effective dialogue with investors through:

- Conference calls and in-person meetings with our Investor Relations team and company executives, including our Chief Executive Officer and Chief Financial Officer.
- Small group meetings with the Xerox executive team and investment firms.
- Equity and fixed income brokerage conferences.
- Annual investor conference, which is also publicly available through a Webcast.
- Trade shows and Xerox events to launch new products and services.
- Annual meeting of shareholders, which includes a report from management.

In 2005, we communicated with the public via Webcasts and conference calls, and engaged with hundreds of investors in person, typically following our earnings announcements and other public communications:

- More than 150 institutional investors, analysts and investment bankers attended the company's annual investor conference in New York City.
- Eleven sell-side and buy-side analysts attended a mid-year analyst meeting held in Webster, N.Y., at Xerox's Gil Hatch Center.
- Xerox executives participated in six brokerage conferences (four equity and two fixed income).
- Investors and analysts met with Xerox leaders at the Print 05 and AIIM/On Demand trade shows.
- The company hosted 12 small group meetings with potential investors in major markets including Boston, Chicago, New York, San Francisco and London.
- Xerox executives spoke with investors/analysts through more than 130 one-on-one meetings and phone calls.

Smarter Financial Reporting for Smarter Investment Decisions

Xerox is one of 27* publicly traded companies to participate in the Securities and Exchange Commission's voluntary pilot program on using interactive data for financial disclosure filings. As the SEC considers a shift to companies submitting regulatory filings in eXtensible Business Reporting Language (XBRL) format, Xerox is one of the first companies to test-drive the new systems and provide input to the SEC on the effectiveness of this reporting format.

Interactive financial reporting creates dynamic financial reports so the public is able to search and compare key metrics such as net income, executive compensation or total debt. For example, a Xerox shareholder interested in comparing our financial performance with that

Fact

The profile of Xerox's investor base is:

- More than 90% of Xerox common shares are held by institutional investors.
- About one-half of institutional shares are held by the top 10 investors.

Investment Styles


25%
9%
46%
20%
Value
Index
Growth
All Other

Xerox enforces a stringent policy on financial disclosure that helps ensure the company complies with applicable laws, including the U.S. Securities and Exchange Commission Fair Disclosure Rules (Regulation FD) enacted in 2000 and governing disclosure of material, non-public information to the investment community. The company's financial disclosure policy covers disclosure to the investment community, the press, industry consultants and other audiences. The purpose of this policy is to govern the disclosure of material, non-public information in a manner designed to provide broad, non-exclusionary distribution of information so that the public has equal access to the information.

The Financial Disclosure policy is publicly available at www.xerox.com/investor, circulated to all corporate officers on an annual basis, and shared in detail with Xerox's country general managers and finance executives as well as the communities of worldwide communications and public relations professionals.

of our competitors could access these interactive reports from the SEC's Web site, search for a key financial reporting metric from Xerox and other companies and create a personalized research report. For the system to be robust, more and more companies need to submit their financial reports in XBRL – creating a broader library of interactive data that helps the public make smarter investment decisions.

Our business is helping our customers do better work through Smarter Document Management℠. Like the SEC, we're encouraging our customers to make better use of the information in their businesses by better managing their documents. So, this pilot with the SEC is a perfect fit. It's all about making documents smarter, easy to read, easier to search and more intuitive. That's the value proposition we offer to our customers everyday. And, through XBRL, we're now able to offer it to our shareholders as well.

*27 participating companies as of Sept. [illegible], 2006



Public Policy

Xerox participates in the public policy process in several ways. On issues where Xerox's experience and knowledge add an important perspective to the public debates, Xerox provides direct input and advice to policy makers. Xerox also plays a leadership role in various organizations that are active in the development and promotion of public policies considered important to Xerox's interests and operations, including the Business Roundtable, the U.S. Chamber of Commerce and the National Association of Manufacturers, among others.

Xerox has interactions with governments and government organizations throughout the U.S. (both state and federal levels) and around the world. We discuss issues that range from a number of legal, trade, tax policy and financial activities to regulatory compliance, intellectual property and procurement efforts.

Here are examples of public policy issues that Xerox closely follows:

- **Environment**
  Xerox believes that industry must do its part to address growing concern over increased concentrations of greenhouse gas emissions in the atmosphere. Xerox is a member of the U.S. Environmental Protection Agency's Climate Leaders Program and the Business Roundtable's Climate RESOLVE program. Both programs are voluntary initiatives to help companies develop long-term climate change strategies. In addition, Xerox helped create and design the ENERGY STAR® program for imaging equipment, which is intended to ensure maximum energy efficiency in imaging products.
- **Health and Retirement Policy**
  Xerox believes policy makers should foster a legal and economic framework that encourages employers to maintain and increase the number of workers who have access to employer-provided retirement security and healthcare programs. Policy makers must also work with employers and healthcare providers to control the escalating costs of healthcare.
- **Free Trade**
  Xerox supports open markets and free trade. International trade is a powerful engine of global economic growth, and economic growth fosters improved living conditions and opportunities around the world. Therefore, Xerox supports government-to-government negotiations aimed at liberalizing trading rules and opening markets, both on a multinational and bilateral basis. Only fair trade rules are ultimately sustainable and Xerox believes all participants must be responsible citizens of the countries in which they do business.
- **Intellectual Property and Competitiveness**
  As an active participant in the Coalition Against Counterfeiting and Piracy, Xerox plays an active role in combating intellectual property theft by counterfeiters who manufacture "knock off" products. While much of the harm done by such products can be quantified in economic terms, such as lost sales and jobs, they also pose a serious risk to human health and safety, e.g., counterfeit auto parts that can fail to operate properly when installed in automobiles or counterfeit drugs that can result in death when administered to a sick patient. The coalition serves to combat counterfeit goods by developing "best practice" guidelines that help companies protect their supply chains from counterfeit items. We also are strong advocates of strengthening laws against dealing in counterfeit goods.

  In addition, Xerox is focused on improving the U.S.'s ability to compete globally through our support of the American Competitive Initiative, which directs more resources to math and science education.

  We also support necessary reforms to the U.S. patent system that would improve the quality of those patents granted and reduce the threats to innovation that come from frivolous litigation. For example, Xerox participated in a U.S. Supreme Court case on patent litigation, successfully urging that the Court uphold a legal interpretation that reduces the risk of important technologies stymied as a result of aggressive patent litigators.

Employee Contributions to Political Activities

While Xerox encourages employees to participate in community and political activities, Xerox does not endorse any organization or activity in which employees choose to participate. Xerox does not discriminate in favor of or against employees based on the organizations they choose to support.

Individual employees are prohibited from:

- Donating Xerox resources, such as making copies or supplying paper, for personal community activities or political campaigns.
- Making political campaign contributions or engaging in fundraising activities on behalf of Xerox.
- Using Xerox letterhead or Xerox email to express personal views on pending legislation to public officials.

Xerox Political Action Committee

The Xerox Political Action Committee (XPAC) is supported entirely by voluntary contributions from employees with all contributions allocated directly to candidate campaigns for U.S. federal office. In most cases, XPAC supports candidates who represent districts where Xerox has a strong presence and/or candidates who play an influential role on Congressional committees whose actions could affect our business. PACs were created by Congress as part of campaign finance reform in the 1970s, and they are the most transparent and closely regulated method of making contributions to electoral campaigns. The XPAC distributed $41,500 in political contributions to 14 candidates during the 2004 election cycle in accordance with the PAC's updated Articles of Organization. The XPAC's filings with the Federal Election Commission are all current.

Human Rights

The productivity of our business model is increasingly more dependent on working with partners and suppliers from around the world. While globalization certainly increases our ability to compete more effectively in the marketplace, it adds a heightened responsibility to ensure that these third parties act on behalf of Xerox in a manner consistent with our human rights ideals and ethical business practices.

Respect for human rights is embedded in our codes of conduct, in our position on labor relations, in our employment practices, in our relationships with suppliers and in how we build our business in emerging markets. We inspect for compliance through our management processes including operations reviews, risk management and internal audit systems, and supplier assessments.

In addition to membership in the Electronics Industry Code of Conduct, over the next year Xerox is committed to developing a policy statement on human rights that aligns directly with the company's core values, which are the underlying principles of how we run our business in any organization, anywhere around the world. This policy statement will be included in the company's Code of Conduct and shared in next year's Report on Citizenship.



Aligning our resources around customer need

Creating a great customer experience is a mantra and a mission at Xerox. We do it through translating customer needs into insights that get results, through investments in innovation that generate the industry's broadest document management offerings, and through respect for our customers' privacy and safety– helping them do their best work.

What Xerox Offers: Document Management Systems, Services, Software, Supplies

Xerox provides hundreds of systems and services that help customers create, manage and share documents: high-end digital production printers, office multifunction systems, toner and paper, digital imaging and archiving, outsourced document management and more.

The following are some of our key product divisions and offerings:

Production Systems Group

Xerox created digital production printing in 1977 by introducing high-speed laser printing. In 1990, the DocuTech® Production Publisher spawned today's fast-growing, print-on-demand industry. And in 2002, we launched our iGen3® Digital Production Press, the industry's most advanced and cost-effective digital color press. It is dramatically changing the color print market as it combines the image quality of offset printing with the speed and technical capabilities of digital printing.

Our production solutions enable just-in-time printing, one-to-one personalized printing and digital book production.

Xerox Office Group

Since the invention of the *plain-paper copier*, Xerox has transformed the way people work in an office. From the single-person office to the departmental workgroup, from the knowledge worker to the graphic designer, Xerox supports every office environment. The Xerox Office Group develops and manufactures a range of color and black-and-white multifunction, printer, copier and fax products.

Xerox office digital copiers, copier-printers and advanced multifunction systems – which print, copy, scan, fax and email – belong primarily to the WorkCentre® product family.

The Xerox Office Group also provides Xerox Phaser® color and black-and-white network printers. Xerox uses a variety of printing technologies including laser, LED and the Xerox-exclusive solid ink, which generates 90% less waste than laser printing.

Xerox Supplies Business Group

Xerox is one of the world's leading providers of imaging supplies and paper, from toner, inks and print cartridges to various types of paper and printing materials.

Xerox develops and markets a complete range of paper and specialty media products designed for Xerox digital printers. We have a long-standing practice of using recycled fiber in our products – including our multipurpose papers (both white and pastels) designed for printing and copying, a range of papers optimized for digital color printing applications, and specialty products (such as transparencies, tabs and labels).

Xerox Global Services

Xerox Global Services helps customers take a new look at the business challenges they face today. No other company has more experience making document-intensive business processes more efficient and secure. Xerox experts can manage document technology and assets in an office, provide records management, manage high volumes of documents to support litigation, create better print-production operations, and more. All Xerox services use Smarter Document Management℠ technologies and processes to achieve measurable results that meet customer objectives.

Because Xerox can help customers re-engineer business processes, redesign documents and deliver information more effectively, customers can not only improve the way they work, but also maximize what they've already invested in information technology.

- **Business Process Services** help businesses streamline finance and accounting processes such as billing, legal processes such as e-discovery, risk management, Sarbanes-Oxley and human resources compliance, and more. Through Xerox's imaging centers, we scan and digitize documents to create secure, accessible and searchable online information archives, such as a library of car-rental contracts or construction blueprints. Xerox's digital imaging services reduce clients' reliance on paper, producing less waste while creating more-secure, reliable digital archives.
- **Office Services** help companies understand what types of document equipment they really need, what's the best way that equipment should be managed, and how office workers can best take advantage of it all in their daily work. Companies can also choose to outsource office services – such as IT help desks, print-support services and more – to Xerox.
- **Document Outsourcing and Communication Services** bring Xerox's document-management expertise into print operations that produce massive volumes of documents daily. Whether it is a commercial print shop printing books and manuals or a finance firm's in-house print center churning out credit-card statements, Xerox consultants help operations work more efficiently.



Xerox Innovation

Innovation creates value for our customers, ensures Xerox's competitive advantage in the marketplace, offers opportunities for licensing and, as important, challenges the status quo for breakthrough opportunities in sustainable development.

Xerox operates research and technology centers in the U.S., Canada and Europe that conduct work in color science, computing, digital imaging, work practices, electromechanical systems, novel materials and other disciplines connected to Xerox's expertise in document management.

In 2005, the company filed 60% more patent applications than in the prior year. Xerox and its joint-venture partner in Japan, Fuji Xerox Co. Ltd., together received 643 U.S. patents in 2005, placing the Xerox patent portfolio in the top 25 companies. Xerox Corporation alone added 446 U.S. utility patents to its extensive intellectual property portfolio.

We expect to increase the number of patents we receive by more than one-third within three years. The company holds more than 8,000 active patents and invests about 6% of its revenue in research, development and engineering activities.

“The potential for applying PARC's rich history of innovation to clean technology is very exciting for those of us who have watched, and helped, this field grow.”

Joel Makower
Founder, Greenbiz.com
Co-founder, Clean Edge, Inc.

Fact

Keeping it Clean

Earlier this year, the Palo Alto Research Center (PARC), a wholly owned subsidiary of Xerox, launched a “cleantech” research initiative and a partnership with new venture SolFocus, Inc.

PARC's cleantech research focuses on delivering affordable renewable energy, clean air and water, efficient energy distribution and other solutions across multiple industries. One of the first results is a low-cost concentrator photovoltaic (CPV) technology jointly developed with SolFocus. The novel CPV panels use high-efficiency solar cells and are smaller, cheaper and easier to manufacture than the flat-plate panels that currently dominate the solar electricity market. The first-generation panels will break price barriers in the market, but the second-generation panels are expected to impact dramatically the market for solar, producing electricity at one-half of current costs.

PARC is contributing to the SolFocus initiative core patents and long-term technology development for current and next-generation product lines as well as incubating the new venture on its research campus in Palo Alto, California. PARC is also a member of Sustainable Silicon Valley (SSV) – a collaboration of businesses, governments and NGOs that are identifying and addressing key environmental and resource pressures in the region. SSV has been honored by the U.S. Environmental Protection Agency.

Customers' Privacy Rights

Xerox protects information that customers entrust to us. Xerox employees ensure that customer-provided information – especially personally identifiable information – is protected from unauthorized use.

Privacy – Personally Identifiable Information

Xerox supports the right to privacy, including the rights of individuals to have a voice in the dissemination and use of their personal information. We review annually the list of countries with data protection laws and the need to address controls appropriate to the specific country requirements.

For example, Xerox is in compliance with:

- Personal Information Protection and Electronic Documents Act (PIPEDA) of Canada.
- European Union Directive on Data Protection (EU Directive 95/46/EC).
- U.S. Safe Harbor, which was negotiated by the Department of Commerce as the U.S. "mechanism" to ensure an adequate level of protection for the transfer of personal data from the European Union.
- Information Protection Act, which includes breach-of-data laws that vary by state in the U.S.

We govern our privacy practices through Xerox's Ethics Hotline and external sources such as the BBBOnline (Better Business Bureau) program. Both programs give customers and employees an outlet to report any concerns about the potential misuse of their data.

Fact

xerox.com Noted for Customer Respect

Xerox's corporate Web site – www.xerox.com – is among only a handful of high technology companies that have improved their online privacy performance. That's the assessment of a report released by the Customer Respect Group. The Customer Respect Group measures the behavior of corporate Web sites in relation to the treatment of the online customer and their personal data. Privacy, responsiveness, attitude, simplicity, transparency and business principles are measured as part of the review process.

Xerox's Customer Respect Index rating of 8.3 out of a possible 10 places the company in third place, behind No. 2 eBay and EDS. Not only did Xerox again receive an "excellent" rating, but the company also bucked an industry trend by showing improvement in areas such as privacy practices since the last report.



eCommerce at Xerox

Simplifying the way people work is part of Xerox's DNA. It all started with the Xerox 914, the industry's first plain-paper copier that enabled faster, more reliable mass duplication and sharing of documents. Xerox continues on that path today with our broad portfolio of document management systems and software. We're also focused on making customers' experiences with Xerox simpler, faster and more reliable. And, while we're in the paper producing business, we know that eliminating paper and digitizing work processes make for a better customer experience. To that end, here's how Xerox has taken some paper out of the process of doing business with us:

My Supplies

Customers can purchase Xerox supply products online at their company's negotiated pricing.

Online Stores

Any customer can purchase Xerox products without existing company contracts through www.xerox.com and Xerox's online stores for supplies, printers, multifunction devices, fax machines and more.

Enterprise Portal/Extranet – Hosted by Xerox

Xerox portals and extranets allow the buyers from corporate customers to place orders 24/7 at the customer's negotiated prices. Xerox works with our customers to create a customized, private, password-protected Web site that allows users to make equipment and supply purchases and maintain a "My Favorites" shopping list for simpler reordering of Xerox supplies.

Enterprise Procurement System – Trading Hubs

Xerox has the ability to integrate our product ordering system with the procurement systems used by our customers, simplifying the order-to-billing process and eliminating the burden of paper-based ordering.

Electronic Data Interchange

EDI is a business tool that facilitates the exchange of business documents in digital format, essentially converting business transactions to computer-readable formats. For our customers, EDI helps to reduce costs and lower inventories.

Going Digital at UPS® Save Trees while Simplifying Work: Less Paper, More Productivity

Managing the world's largest package delivery company brings the challenge of managing paperwork for more than 400,000 employees worldwide. UPS depends on the printing, copying, archiving and quick retrieval of critical documentation from employment applications, government-required employment forms, driving and motor vehicle records, career records, references and more. To simplify how these documents are managed and to ensure full compliance with regulatory requirements, UPS turned to Xerox for a solution that would reduce

Product Safety and Access

Safety has always been a cornerstone of Xerox's product development work. Technological features inside Xerox digital systems ensure the product operates safely and efficiently. As important are the design standards – the look and feel of the product – that help ensure our customers can easily and comfortably operate our systems.

That's where Xerox's Industrial Design and Human Interface (IDHI) team comes in. The company's design professionals are charged with understanding how customers physically use our systems and how product design can consistently improve the user experience.

Not unlike how Xerox provides ergonomic office furniture for our employees, we only design ergonomically sound products. Our IDHI team considers the height, curves, placement of touch-screens and paper trays and all points of human interface with a product to ensure that it meets tough standards. Customers work directly with the IDHI team in our labs to test and adapt the usability features of new products.

Xerox provides access to comprehensive safety data about its products and the materials found within Xerox systems. We encourage customers to review product safety information and understand the environmental information associated with Xerox devices.

Xerox produces Material Safety Data Sheets, which identify hazards associated with a specific material and describe how a hazardous material can be safely handled, used and stored. The company also publishes Product Safety Data Sheets, which provide environmental, health and safety information for specific Xerox devices. Customers can access these data reports at www.xerox.com/environment, where they can search by product name and/or number for applicable safety data sheets.

Accessible Products

Xerox was the first in our industry to design products that are accessible and easy to operate for a broad array of customers. A dedicated team of design professionals continues to focus on adapting products so that ease of use is never compromised. For individuals with disabilities, Xerox has developed dozens of accessories that simplify their use of Xerox systems, such as angled consoles, Braille console labels and "start print" foot switches. With these and other adaptive features, Xerox helps our customers be more productive in the workplace.

When Section 508 of the U.S. Rehabilitation Act of 1973 was enacted five years ago, Xerox again stepped forward with solutions to adapt our technology for accessible use by government workers who are disabled. We established a rigorous process to evaluate our products' compliance with Section 508 requirements. The results of these assessments are available at www.xerox.com/section508.

the dependency on paper while improving productivity. Xerox transferred more than 26 million UPS images to a new system that uses barcoding to track key information. At Xerox's imaging center in Hot Springs, Ark., UPS employee files are now scanned, converted to an electronic file, archived and accessed through a secure Web site for authorized users. The digitally categorized information, what Xerox calls "smart data," can be sorted to generate reports that identify areas of missing or expired employment documentation – a benefit for UPS' quality control systems. The end result: less paper, simpler systems and Smarter Document Management™ that ensures UPS is on time and on track with its employment needs.



Fact

Xerox's award-winning Copier Assistant™ software was developed with input from visually impaired office professionals, who helped our engineers develop key features like text-to-speech technology, screen magnification and easily accessible keyboards.


Xerox Copier Assistant
1 Basic Copying
2 Image Adjustment
3 Output Format
Start Copying
Quantity:
3
Default All
Duplex:
1 to 1
Tray:
Auto Paper Select
Staples:
No Staples
Collation:
Collated
Options...
Zoom:
100%
Help
Start
11:57 AM

Anti-Counterfeiting Efforts

The imaging industry sees millions of dollars in counterfeit or stolen supplies sold globally each year. Xerox consistently reminds our customers of the risks of counterfeit supplies, such as toner and ink sticks. Counterfeit supplies can result in poor equipment performance, low supply yields, inferior print quality, toner leakage, failure rates and increased equipment downtime – all of which can cost time and money.

Xerox is leading the charge against counterfeiting and other black-market activities. We have our own security professionals who work to protect Xerox customers and the Xerox brand name from counterfeiters. Our security team routinely works with the U.S. Federal Bureau of Investigation, attorney generals' offices, Postal Inspector's office and other local law enforcement agencies to combat acts of piracy and fraud. In addition, Xerox is a member of the Imaging Supplies Coalition (ISC), a trade association of imaging companies such as Xerox that band together to educate customers on this issue. Wholesalers, dealers and consumers may also submit questionable goods to the ISC for authentication by the manufacturer. For more information, visit www.isc-inc.org.

For as long as there has been currency, there have been counterfeiters. Xerox, along with other imaging companies, consults with the U.S. Secret Service and the Central Bank Counterfeit Deterrence Group, a consortium of banks from 27 countries, to assess threats to currency and promote and support the use of anti-counterfeiting technologies by all manufacturers in our industry. The increasingly improved quality of digital color printing technology has created heightened concerns of currency counterfeiting. Counterfeit detection technology is now an industry standard created to provide protection against specific criminal behavior.

Product Security

Xerox is committed to helping customers maintain a secure network environment, particularly as it relates to the use of multifunction products, which print, copy, fax and scan. Since all MFPs – regardless of vendor – contain hard drives and software, they require security precautions associated with other network peripherals. Xerox introduced the industry's first office MFP in 1995 and continues to be a leader in the security of these systems.

Xerox has earned the internationally recognized National Information Assurance Partnership (NIAP) certification for 30 of our office multifunction products. This gives Xerox the broadest array of printers and copiers certified to meet customers' strictest security requirements. Xerox has its entire multifunction system evaluated, rather than just a security kit or an individual feature.

Before bringing a product to market, we extensively test for security vulnerabilities in our software. However, as has been experienced by other IT companies, someone with the knowledge and intent can, at times, find a way around security protections. We take these vulnerabilities seriously, encourage people to notify us of any network security concerns and move immediately to provide a solution. We develop software patches to vulnerabilities and post them at www.xerox.com/security. Xerox service representatives load the upgrades onto existing customers' products during regular service calls. In addition, our manufacturing process is quickly updated to integrate the security fix.

The Customer Experience

Creating a great customer experience is a top priority for our company and our people. It's more than just words; it's how we run our business. To understand how each customer account defines its own version of a "great experience," we deploy disciplined, measurable processes to gather customer feedback, listen to the voice of the customer and translate that insight into actions.

Transactional Surveys

We monitor our performance to assess key points in time during our customers' relationship with Xerox. For example, customers receive an initial survey from Xerox after purchasing a product or solution to assess their satisfaction with first impressions and the ordering experience. We also check in frequently with customers after service calls to measure their satisfaction on the time it took to service a machine, professionalism and competency of service representative and other important factors that contribute to that "great" customer experience.

Customer surveys that are rated "not satisfactory" are assigned to a person responsible for resolving the problem via a closed-loop process.

Fact

J.D. Power and Associates

Xerox was named the first document management company to receive certification from J.D. Power and Associates for excellence in customer service and support and for providing "an outstanding customer service experience." Xerox was honored for delivering quality technical support for its portfolio of network printers, multifunction devices and digital copiers for offices and high-end production printing environments. J.D. Power and Associates evaluated the breadth of the company's on-site, phone and online customer service. In addition, auditors conducted several comprehensive visits to Xerox's call centers and surveyed hundreds of customers.



Periodic or Relationship Surveys

The Customer Satisfaction Measurement Survey is an annual Web-based survey that helps to measure customers' overall level of satisfaction with their decision to select Xerox as a solutions provider. It also helps us understand customer requirements so we can adapt as needed to support customers' business and document needs.

Xerox's Competitive Benchmark Survey measures brand customer satisfaction and loyalty and compares Xerox against key competitors in the areas of product quality, customer support, price/value, problem resolution, facilities management, on-site personnel, brand image, overall satisfaction, value and loyalty.

Fact

Sentinel

If astronauts can be conditioned to sense problems and respond to them, can a business organization be conditioned in the same way? An innovative customer satisfaction tool developed by Xerox behavioral specialists shows that maybe it can.

Originally designed to sense and respond to customer problems, the Sentinel Customer Satisfaction Assurance System™ actually modifies organizational behavior. In fact, the Sentinel pilot was so effective that Xerox is expanding it around the world.

Sentinel is a Web-based, supercharged customer relationship management system that defines customer satisfaction as the absence of problems. So with the customer's permission, Sentinel emails a simple question to every customer end user who relies on Xerox at specific customer sites: "Do you have any problem, comment or suggestion for Xerox?"

That question may sound like a standard customer satisfaction survey, but Sentinel differs in both scope and execution. It exists to catch emerging problems. More important, it routes problems for immediate resolution. Happy workers simply delete the email or click on a happy face and write a comment or suggestion, but people with problems click on a frowning face, opening a dialog box, and explain the problem in their own words. The system instantly notifies the designated Xerox account manager that there is a problem, creates a problem ticket, prompts an immediate call to the customer, and activates a tenacious adaptive learning loop that keeps the issue on Xerox's front burner until the customer confirms that the problem has been resolved.

Sentinel teaches Xerox people to sense what's going on and make adjustments in real time, instead of waiting for a customer complaint. It conditions customers to give feedback because they know it will be acted upon. And most important, it has increased levels of customer satisfaction where measured.

Tone at the Top

The Xerox Customer Experience Leadership team includes senior Xerox executives from across the Xerox value chain. The team meets six times a year to review voice of the customer data and to direct strategy on improvement actions that continue to foster the great customer experience.

Focus 500 Program

Finding out what your customers are facing and what their problems and opportunities are is not something you can delegate to the Customer Relations Department. It starts at the top. At Xerox, our 500 major accounts around the world are assigned to our top executives. All our executives are involved – including our Chief Accountant, our General Counsel and our head of Human Resources. Each executive is responsible for communicating with at least one of our customers, understanding their concerns and requirements, and making sure the appropriate Xerox resources are marshaled to fix problems, address issues and capture opportunities.

Customer Care Officer of the Day

All of our corporate officers do something else to keep in touch with customers. The company's 32 officers rotate *responsibility to be Customer Care Officer of the Day.*

On the assigned day, the officer assumes personal responsibility for dealing with any and all customer concerns that come into headquarters that day. The Xerox "Officer of the Day" has three responsibilities – listen to the customer, resolve their problem and assume responsibility for fixing the underlying cause.

It keeps senior managers grounded to the real world. It permeates all of our decision-making. It impacts the way we allocate resources. And, it keeps us passionate about helping our customers.

Xerox Lean Six Sigma

Since early 2003, Xerox people have been using Xerox Lean Six Sigma tools and methods to improve the company's efficiency and provide more value for customers. Lean Six Sigma projects focus on reducing waste and increasing effectiveness in vital business processes that result in measurable improvements.

By year-end 2005, more than 600 Black Belts and Master Black Belts were integrating Lean Six Sigma and Design for Lean Six Sigma methods into daily operations and into the services Xerox offers to customers. More than 1,800 Black Belt projects were under way or completed, and about 3,500 Green Belts and 30,000 Yellow Belts had been trained.



Nurturing a greener world through sustainable innovation and development

As a leading maker of digital systems, paper and toner, Xerox plays an important role in influencing the sustainability of our environment. We were the first in our industry to launch remanufacturing initiatives. We remain a leader in creating waste-free products, built in waste-free facilities. And our commitment to environmental improvements extends across our supply chain.

Environmental, Health and Safety Governance and Policy

Xerox is committed to the protection of the environment so that, as a company, we play a role in the sustainability of our world's natural resources. Our stated goals are to create Waste-Free Products in Waste-Free Facilities. The following principles govern all business practices in the design, manufacture, procurement, marketing, distribution, maintenance, reuse/recycling and disposal of products and related services:

- Protection of the environment and the health and safety of Xerox employees, customers and neighbors from unacceptable risks takes priority over economic considerations and will not be compromised.
- Xerox operations must be conducted in a manner that safeguards health, protects the environment, conserves valuable materials and resources, and minimizes risk of asset losses.
- Xerox is committed to designing, manufacturing, distributing and marketing products and processes to optimize resource utilization and minimize environmental impact.
- All Xerox operations and products are, at a minimum, in full compliance with applicable governmental requirements and Xerox standards.
- Xerox is dedicated to continuous improvement of its performance in Environment, Health and Safety.

The Environment, Health and Safety organization is charged with ensuring company-wide adherence to Xerox's environmental, health and safety policy. The governance model we employ to accomplish this task is illustrated on the following page. Its central elements include clearly defined goals, a single set of worldwide standards, and an audit process that ensures conformance to these requirements.

Environment Health and Safety Governance Model



STRATEGIC GOALS

- Safe Workplace and Healthy Workforce
- Waste-Free Facilities
- Safe Products
- Waste-Free Products

ENVIRONMENTAL, HEALTH AND SAFETY CORPORATE POLICY





STANDARDS

- Zero Injury Program
- Emergency Preparedness
- ISO 14001 Environmental Management
- EH&S Integration into Product Development Process
- Supplier Management



XEROX BUSINESS DIVISIONS AND OPERATIONS



ENVIRONMENTAL, HEALTH AND SAFETY AUDIT PROGRAM

Standards

Environmental, health and safety standards are our primary tool for ensuring compliance with corporate policies and goals. These worldwide standards establish specific requirements for product safety, materials safety, packaging, environmental management and reporting, workplace safety, emergency response and asset protection.

Supplier Environmental, Health and Safety Management

Xerox extends environmental, health and safety requirements across its supply chain. Since 1998, Xerox has asked its materials and components suppliers to meet specific environmental, health and safety requirements. These requirements were strengthened in 2004 to better manage the chemical content of our products. Starting in 2003, Xerox extended additional requirements to companies that provide paper to Xerox for resale. More information on these standards can be found at www.xerox.com/environment.

Audit Program

A well-established audit program measures our success in implementing environmental, health and safety goals and targets. Xerox research, manufacturing and service operations are scheduled for audits at least once every three years. Xerox audit teams evaluate operations against Xerox standards, regulations and industry guidelines to identify environmental, health and safety risks and potential areas of non-compliance. With the assistance of audit teams, local managers develop action plans to correct deficiencies. Situations that pose a high risk of environmental damage, serious injury to employees, or regulatory non-compliance receive special attention from senior management and are tracked for resolution. The audit program has proven to be an important mechanism for identifying and correcting performance gaps.



Waste-Free Facilities

Since the early 1990s, Xerox has managed environmental performance to achieve what we call Waste-Free Facilities. Here's a review of more than ten years of progress in this area.

ISO 14001 Environmental Management System

All of Xerox's manufacturing operations employ an ISO 14001-conforming environmental management system. This ensures compliance with regulations and Xerox standards, identifies environmental impact, and sets objective and performance targets. Our major manufacturing operations have been certified to ISO 14001 since 1997. In 2002, we completed the certification of all current manufacturing operations. New plants are scheduled for certification as they become operational. The ISO 14001 system requires the integration of environmental planning and program management with day-to-day business activities. This process encourages the application of innovative engineering solutions, creative partnerships, and employee involvement.

The ISO 14001 approach has led to the development of programs that proactively reduce or prevent adverse environmental impact. Xerox's manufacturing facilities in Webster, N.Y., Oklahoma City, Okla., and Cincinnati, Ohio, have been granted membership into the U.S. Environmental Protection Agency's National Environmental Performance Track Program. The program awards facilities that voluntarily exceed regulatory requirements; implement systems for improving environmental management such as ISO 14001; work with their communities; and set three-year environmental performance improvement goals. Only facilities with a record of sustained compliance with environmental requirements are eligible to participate. Xerox manufacturing sites have also gained recognition from local communities.

Fact

Xerox partners with private and public organizations to advance global efforts that improve our environment. Xerox is a member of:

- Business Roundtable Climate Resolve.
- Business Roundtable S.E.E. (Society, Environment, Economy) Change.
- Business for Social Responsibility.
- California's Climate Action Registry.
- Sustainable Energy Ireland.
- The Nature Conservancy's International Leadership Council.
- U.S. E.P.A. Climate Leaders.
- U.S. E.P.A. ENERGY STAR.
- U.S. E.P.A. National Environmental Performance Track.
- U.S. E.P.A. WasteWise.

About Environmental Performance Results

Environmental performance data in this section represents total quantities for Xerox's manufacturing, research, development and equipment recovery/recycle operations in 11 countries. Energy consumption and greenhouse gas emissions are reported across all company operations. Starting in 2002, this data – with the exception of solid waste figures – does not include Xerox office equipment manufacturing operations, which were outsourced in late 2001 to Flextronics, a global electronics manufacturing services company. Unless otherwise noted, all numbers represent worldwide totals and are reported in generally accepted international metrics.

Air Emissions

Xerox facilities released 53 metric tons of chemicals and particulates into the air in 2005, a 16% decrease from 2004. The decrease came primarily from decommissioning and consolidations, reduced emissions from remediation activities, and improved methods of calculating emissions.

2005 Air Emissions: Distribution by Type


12%
6%
58%
24%
Other Volatile Organic Compounds
Dichloromethane
Particulates
Other Regulated Pollutants

The majority of Xerox's air emissions come from operations that manufacture Xerox imaging supplies – toners, inks and photoreceptors. The effective execution of reduction, reuse and recycling strategies between 1991 and 1996 resulted in a reduction of air emissions by 87% during that period. Since that time, production level declines and continuous improvements in our processes have resulted in additional reductions, totaling a 93% reduction from 1991 levels. While we have not adopted a specific target for reducing air emissions, continuous improvement remains a priority.

Air Emissions

Supplies Operations
Worldwide

Metric Tons

636
71 168
53 77
54 62
55 63
44 53

91 01 02 03 04 05

Fact

Ozone Depleting Substances

Xerox operations worldwide conform to the Xerox Ozone Depleting Substances (ODS) Policy established in 1992 that prohibits ODS from all Xerox processes, products and services. Xerox is nearing a complete phase-out of ODS used as refrigerants with just one remaining operation using a small quantity of R-12.

Hazardous Waste

Xerox strives to minimize hazardous waste generation and to deploy effective disposal solutions. Ninety-nine percent of hazardous waste generated in 2005 was beneficially managed through treatment, recycling, energy recovery, or through fuels blending. The remaining 1% was incinerated or disposed in landfills permitted to accept hazardous waste.

2005 Hazardous Waste Management


<1%
1%
<1%
2%
96%
Treated on-site
Treated off-site
Disposed
Recycled
Fuels Blended

Worldwide hazardous waste volumes increased by 97% between 2004 and 2005. This change was driven by increases in the production of advanced-technology print heads for solid ink printers and associated process wastewater, which represents 99% of the total hazardous waste generated. Some process inefficiencies, such as water discharge during non-production hours, contributed to the increase and have now been corrected. This wastewater is treated by adjusting the pH level through a neutralization process. After treatment, the water is discharged into local sanitary sewers. The remaining hazardous waste generated in 2005 was primarily organic solvent waste. Captured using sophisticated reclamation systems, organic waste is sent off-site for recycling or energy recovery. Off-site recycling converts waste into reusable products.

Hazardous Waste Generated


Thousands of Metric Tons
9.8
12.3
15.2
17.5
34.4
01
02
03
04
05



Water Consumption and Treatment

As part of its commitment to conserve resources, Xerox monitors water consumption at its facilities worldwide. From 2004 to 2005, water consumption increased 3% due in part to process inefficiencies, all of which have been corrected.

Wastewater from manufacturing processes is treated before being discharged into local sanitary sewers. The treatment includes adjustment of pH and removal of suspended solids as necessary. In addition, the company has in place a number of best management practices to prevent unwanted pollutants from entering waterways via surface contamination and run-off. Extensive sampling of wastewater discharges to both sanitary and storm sewers ensures that discharged water meets the company's strict requirements.


Water Consumption
Millions of Liters
3,218
2,960
2,487
2,551
2,634
01
02
03
04
05

Non-Hazardous Solid Waste

Xerox recycled 91% of its non-hazardous solid waste in 2005, up from 89% in 2004.

Non-Hazardous Solid Waste Recycling Rate: All Facilities


Percentage Recycled
78
90
92
85
89
91
95
01
02
03
04
05

In addition to typical solid waste generated from manufacturing, construction and maintenance, Xerox manages end-of-life machines returned to Xerox equipment recovery/recycle facilities. Returned equipment that cannot be reused through remanufacturing, which we classify as "equipment waste," makes up more than 50% of the waste managed by Xerox operations.

2005 Non-Hazardous Waste Management: Distribution by Type


51%
1%
40%
8%

- Process Waste Reused or Recycled
- Process Waste Disposed
- Equipment Waste Reused or Recycled
- Equipment Waste Disposed

Equipment that reaches the end of its useful life is returned to Xerox equipment recovery/recycle facilities. To maximize environmental and financial benefits, Xerox first evaluates returned equipment for its reuse potential. Products suitable for reuse undergo the rigorous equipment remanufacture processes described on pages 46 and 47 of this report.

Returned products that cannot be remanufactured are designated as equipment waste. Xerox equipment recovery/recycle operations disassemble these machines, removing parts that can be processed for reuse according to stringent standards for quality and performance. The remaining components are recycled or disposed. Of the 37,000 metric tons collected in 2005, Xerox was able to reuse or recycle 98%.

Fact

For more than a decade, remanufacturing has given new life to the equivalent of more than 2.6 million copiers, printers and multifunction systems, while diverting hundreds of millions of pounds of potential waste from landfills.

Xerox also carefully manages suppliers that provide recycling and waste disposal services. An audit process ensures that vendor practices are safe, environmentally sound, and compliant with regulations. Xerox requires these companies to document the final disposition of materials, including electronic scrap, sent to their facilities.

Equipment Waste:
Equipment Recovery/Recycle Operations

□ Disposed
∷ Recycled or Reused



Thousands of Metric Tons
45
50
49
45
37
19
4
3
2
2
1
1
95
01
02
03
04
05

Xerox manufacturing operations generated more than 35,000 metric tons of non-hazardous solid waste in 2005. This waste stream consists primarily of paper, wood pallets, plastics, and packaging waste such as corrugated cardboard. It also includes manufacturing-related wastes such as scrap metal, waste toner, waste batteries and lamps, and miscellaneous trash. Eighty-three percent of this waste was reused or recycled in 2005, compared with 79% in 2004.

Process Waste:
Manufacturing, Research and Development Operations

□ Disposed
□ Recycled or Reused



Thousands of Metric Tons
40
44
33
26
26
29
13
7
6
12
7
6
95
01
02
03
04
05

Waste-Free Products

To help achieve our goal of creating Waste-Free Products, we focus our efforts on:

- Efficient use of materials and energy.
- Minimal use of hazardous substances.
- Low emissions and noise.

Waste-Free Product Goals and Initiatives



WASTE-FREE PRODUCT GOALS

- Efficient use of materials and energy.

- Minimal use of hazardous substances.
- Low emissions and noise.

 SUSTAINABLE PRODUCT DESIGN INITIATIVES 

- Energy-efficient design.
- Supplies return and recycle programs.
- Efficient use of paper.
- Equipment remanufacture and parts reuse/recycle.
- Recycled content in equipment, supplies and packaging.

- Design to Xerox worldwide product environmental performance standards.
- Supply chain management.



Sustainable Product Design

A number of sustainable product initiatives ensured conservation of energy and materials in 2005:

- Diverted 107 million pounds of material from landfills through equipment remanufacturing and 14 million pounds through reuse/recycle of supplies.
- Energy-efficient product features enabled energy savings of 34 million therms (1.0 million megawatt hours). Parts reuse saved an additional 9 million therms (280,000 megawatt hours) of energy.
- All products achieved Xerox's strict standards for minimal use of hazardous materials and emissions of noise, ozone and dust.

One measure of success is the number of Xerox products launched that meet the world's most widely recognized environmental certifications. In 2005, 100% of Xerox's eligible product offerings met ENERGY STAR and 98% met Environmental Choice EcoLogo criteria. While only 9% met Germany's Blue Angel's strict criteria, more products are planned for 2006.

Ecolabel-Qualified Products



ENERGY STAR
Canada's Environmental Choice EcoLogo
Germany's Blue Angel
Percentage of Xerox Product Models Introduced
64
60
20
100
20
100
50
97
0
97
0
100
98
9
95
01
02
03
04
05

Integrating Waste-Free Goals into Product Design

Xerox recognized early in its drive for Waste-Free Products that the best results – both environmental and financial – are achieved when products are designed from the outset with Waste-Free goals in mind.

Customer feedback, along with a forward-looking view of global trends in technology, regulations and ecolabels, led us to a comprehensive set of standards that encompass more than just Waste-Free goals. The standards also include requirements for electrical and mechanical safety, ergonomics, electromagnetic emissions, fire resistance and materials safety.

Xerox products are reviewed by Xerox business teams and the Environment, Health and Safety organization at each stage of Xerox's Time to Market Product Development Process. Meeting EH&S requirements is a requirement prior to the introduction of a new product.

Xerox's Time to Market Product Development Process



• Market Research
• Competitive Trends
• Regulatory Trends
STRATEGIC PLANNING
1
2
PROPOSAL
• EH&S Design Standards
• Product Safety
• Materials Safety
• Environmental Requirements
• Ergonomic Design
• Remanufacture/ Recycle
DESIGN
3
4
DEVELOP
• Materials Assessments
• Required Testing
• Supplier Certifications
• Environmental Marketing
• Customer Communications
• Agency Approvals
DEMO
5
6
DELIVER
• Customer/Sales Support
• Customer Satisfaction Surveys and Feedback
• Continuing Engineering

Design for Energy Efficiency

Xerox follows a comprehensive approach to reducing product energy consumption. First, in the design phase, product teams evaluate the system as a whole as well as individual components to maximize energy efficiency. Second, during the customer use phase, features such as automatic power-saver modes lower the energy consumed. Finally, remanufacture and reuse programs do their part by requiring less energy than building new parts from raw materials. Together, these initiatives dramatically reduce the energy needs, generating cost savings for Xerox as well as for our customers – and notable benefits for the environment.





Fact

How Green is Your Office?

Here are seven tips to manage documents – and paper – more efficiently for a "greener" world.

1 USE LESS PAPER

- Make two-sided prints and copies – on most Xerox equipment you can make this a default setting.
- Print multiple images per page.
- Print on demand, creating documents only in the quantity and at the time needed.
- The Environmental Protection Agency estimates it takes 10 times more energy to manufacture a piece of paper than to create a print or copy.

2 RECYCLE THE PAPER YOU USE AND USE RECYCLED PAPER

- Install bins in several office locations to collect paper for recycling or for reuse.
- Purchase recycled paper – it can meet the same performance specifications as non-recycled paper.

3 REACH FOR THE ENERGY STAR®

- Upgrading old products with more-efficient ENERGY STAR products will save energy. These products automatically shut off or power down when not in use, significantly reducing electricity costs. Even more energy savings can be gained by shortening the idle time before the device enters sleep mode.

4 REPLACE STAND-ALONE OFFICE PRODUCTS WITH MULTIFUNCTION SYSTEMS

- A copier, two printers and a fax machine can consume 1400 kWh of energy each year. But, one multifunction system that performs all the same functions uses only 700 kWh annually. If the multifunction system replaces products that are not ENERGY STAR qualified, energy savings can double.

5 RETURN PRINT/COPY CARTRIDGES AND SUPPLIES FOR RECYCLING

- Never throw a used toner cartridge away; these components can have multiple lives or be recycled.
- Xerox provides customers with prepaid postage to return cartridges for reuse and recycling at www.xerox.com/gwa.
- Consider using solid ink printers, which eliminate cartridges altogether and generate about 90% less waste than a typical color laser printer.

6 SEEK OFFICE EQUIPMENT WITH REMANUFACTURED OR RECYCLED PARTS

- Xerox devices with remanufactured parts and components have the same quality standards as new devices and offer the added benefit of eliminating waste from going to landfills.

7 SCAN AND SEND

- Paper can be easily shared electronically using scanning features built into office systems.
- Scan the document into your system and email to all the appropriate recipients.
- Keep a copy in your digital files.
- By decreasing the need to fax or mail documents, scanning helps eliminate paper inventory, saves phone and postage charges, and reduces the environmental impact of sending paper by air or ground transportation.



ENERGY STAR Savings

Xerox formalized its commitment to energy-efficient product design in 1993 by joining the U.S. Environmental Protection Agency's ENERGY STAR Office Equipment program as a Charter Partner. Since then, we have introduced more than 300 copier, printer, fax and multifunction products that have earned ENERGY STAR status. All eligible Xerox products introduced in 2005 met ENERGY STAR criteria.

A product's ability to enter a power-saver mode, or series of modes, after a specified period of non-use is a key factor in winning ENERGY STAR status. Because office equipment is often inactive for portions of a workday and may be left on overnight, this power-saver feature substantially reduces energy use.

A systems approach at Xerox coordinates advances in fusing technology and new electronics architectures to make today's equipment significantly more energy efficient than comparable 1990 models, even while enhancing functionality, such as color capability.

In 2005 alone, Xerox ENERGY STAR equipment in customer locations around the world – several million machines – enabled energy savings of 34 million therms (1.0 million megawatt hours). These energy savings translate into an avoidance of nearly 550,000 tons of carbon dioxide emissions.

By remanufacturing equipment with reused parts in 2005, Xerox saved an additional 9 million therms of energy (280,000 megawatt hours) and prevented 54,000 tons of carbon dioxide emissions from entering the atmosphere.

From 2002, the decreases in estimated savings from ENERGY STAR and remanufacturing programs is primarily due to these three trends: fewer product placements reflecting a shift from stand-alone devices such as copiers, printers, scanners and fax machines to all-in-one multifunction devices; lighter-weight machines; and a decrease in the number of products returned for remanufacturing in Europe, where scrap office products are now driven into national collection and recycling programs as a result of new European Union legislation.

Fact

In total, the energy saved in 2005 through ENERGY STAR product features and equipment remanufacturing was enough to light nearly 1 million U.S. homes for a year.

Environmental Benefits of Product Energy Efficiency Programs

Energy Saved in Use (ENERGY STAR)
□ Energy Saved in Manufacture (Parts Reuse)
○ Avoided Carbon Dioxide (CO_2) Emissions


Energy Savings (Millions of Therms)
Avoided CO_2 Emissions (Thousands of Tons)
8
46
49
632
33
16
51
698
37
14
50
688
38
12
48
657
37
11
43
604
34
9
91
01
02
03
04
05

Energy savings from parts reuse is the difference between energy required to build new parts and energy required to process parts for reuse. (Refer to footnote on Page 46 for more details). Annual energy savings from ENERGY STAR features are calculated by comparing the annual energy consumption of Xerox ENERGY STAR-qualified product types to non-ENERGY STAR counterparts. Savings are aggregated across the estimated number of Xerox ENERGY STAR-qualified machines in customer locations worldwide. Energy reductions are translated into avoided carbon dioxide emissions using conversion factors from the U.S. Environmental Protection Agency, the U.S. Department of Energy and the International Energy Agency.

Xerox Nuvera Digital Copier/Printer


User Interface Display
Sleep Power: 0 Watts
Printer Controller
Sleep Power: 68 Watts
Feeder Module
Sleep Power: 0 Watts
Fuser Subsystem
Sleep Power: 0 Watts
Finisher Module
Sleep Power: 0 Watts

Energy Savings while "Sleeping"

Xerox's production systems offer a wide range of features that provide high-capacity and print-on-demand capability for Xerox customers. Energy management in such technologically complex systems is challenging due to the product's large number of individual subsystems. Xerox's Nuvera™ 100/120 Digital Copier/Printer was designed from the ground up to meet ENERGY STAR and Environmental Choice EcoLogo specifications. The product's unique integrated printer controller optimizes the energy consumption of each subsystem, reaching power-saving sleep-mode levels of fewer than 70 watts after a period of non-use. The integrated printer controller coordinates the reduction in power consumption, turning off each subsystem while ensuring the machine's ability to "wake up" quickly.



Xerox Multifunction Systems: Inherent Environmental Benefits


Annual energy consumption of an office copier, four laser printers and fax:
1400 kWh
Annual energy consumption of a Xerox WorkCentre multifunction system:
700 kWh
50% reduction

All in One = Less Energy Use

Xerox multifunction systems further reduce the amount of energy required to provide customers with copy, print, fax and scan capabilities by combining the functions of multiple products into one machine. The annual energy consumption of a Xerox WorkCentre® or WorkCentre Pro® multifunction system is approximately 50% less than the combined annual energy consumption of the individual ENERGY STAR-qualified copier, fax and printers it replaces. Energy savings increase to 73% if a multifunction system replaces individual products that have not earned the ENERGY STAR rating.

Low Emissions and Noise

Xerox designs its products to control emissions of chemicals and noise, consistent with the criteria of the world's most stringent ecolabels. As a result, current products have achieved chemical emission levels that are well below global regulatory requirements – often at or near the detection limit of our measurement equipment – and are considered to have a negligible impact on customers' work environments.

Since 1991, ozone and dust emissions from office and production copying and printing systems have decreased by more than 50%. Future Xerox products are being developed to maintain these low levels.

Controlling the Chemical Content of Xerox Products

Xerox works to minimize the use of hazardous substances in our products. Our requirements govern product design and materials selection. And our toxicologists conduct a comprehensive assessment of new materials in our products to ensure conformance with these criteria. They include compliance with applicable global registration, hazard communication, and waste handling and disposal considerations. The requirements prohibit the use of materials that:

- Are carcinogenic, mutagenic, or cause adverse developmental or reproductive effects.
- Pose a toxicity hazard to humans or aquatic species.
- Can cause a permanent adverse impact to the skin, eyes or respiratory system.
- Have the potential to generate hazardous waste.

In 1999, Xerox banned the use of certain flame-retardants in our products. We have also made very good progress in eliminating the use of mercury. Remaining uses – mercury-containing lamps that scan images and backlight user displays – will be phased out as alternatives become available.

In 2004, Xerox issued updated requirements for Xerox suppliers to better control the use of chemicals in our products. All new product designs refer to these requirements and suppliers are expected to verify their compliance with these strict requirements. To learn more about these requirements, visit www.xerox.com/environment.

Concern about the use of hazardous materials in electronics has prompted many countries around the world to consider restricting the use of certain substances. Most notably, the European Union's Restriction of Hazardous Substances directive (RoHS) from July 1, 2006, requires new electronic products to be free of lead, mercury, cadmium, hexavalent chromium, and certain brominated flame retardants unless feasible alternatives are unavailable. Xerox products subject to RoHS have met this deadline. In 2007 and beyond, Xerox's newly launched products will meet these requirements in all markets.

Xerox Green World Alliance

The Xerox Green World Alliance reuse/recycle program for imaging supplies makes up a central element of our strategy to achieve Waste-Free Product goals. This partnership with Xerox customers resulted in more than 3.1 million cartridges and toner containers being returned in 2005, with more than 90% by weight remanufactured or recycled. Xerox also processed 1.5 million pounds of post-consumer waste toner for reuse. The plastic bottles customers used to return waste toner to Xerox – more than 100,000 – were recycled. The annual reduction in the volume of supplies containers returned to Xerox for recycling primarily reflects a change in technology and product mix.

Xerox Green World Alliance: Total Waste Diverted from Landfills



Cartridges
Waste Toner
Toner Containers
Millions of Pounds
17.8
18.3
17.4
13.8
13.8
0.6
1.6
11.6
01
02
03
04
05

Well-Established Collecting and Reprocessing Methods

Prepaid postage labels and packaging from new supplies allow customers to return spent materials to Xerox for reuse and recycling. Return labels for toner containers are available from Xerox upon request or by downloading a prepaid label from www.xerox.com/gwa.

Returned products are cleaned, inspected, and then remanufactured or recycled. Remanufactured cartridges, containing an average of 90% reused/recycled parts, are built and tested to the same performance specifications as new products. Similarly, waste toners qualified for reuse may account for 25% of the weight of new toner, without compromising toner functionality. The reuse of waste toner saves several million dollars in raw material costs each year.

For one of Xerox's most popular product families, a closed-loop recycling process enables scrap plastic parts from damaged cartridges to be re-ground, re-qualified and molded into the same parts. These parts, made of 100% recycled plastic, are used in manufacturing new cartridges. Each year Xerox recycles more than 80,000 pounds of post-consumer plastic scrap in this manner.



Product Take-Back and Recycling

Xerox is the industry pioneer in equipment take-back and reuse/recycle programs. With the implementation of the European Union's Waste Electrical and Electronic Equipment (WEEE) Directive, Xerox will continue to operate its European take-back program to enable equipment remanufacturing and parts reuse. It will also participate in European member states' individual collection and recycling programs as needed.

Equipment Remanufacture and Parts Reuse

Xerox pioneered the practice of converting end-of-life electronic equipment into new products and parts. We developed a comprehensive process for taking back end-of-life products from customers in the early 1990s, establishing a remanufacture and parts reuse program that fully supports our Waste-Free initiatives.

Our approach to managing products at end-of-life translates into significant environmental and financial benefits. Equipment remanufacture and the reuse and recycling of parts prevent millions of pounds of waste from entering landfills each year – 107 million pounds in 2005 alone. The practice of reusing parts reduces the amount of raw material and energy needed to manufacture brand new parts, generating several hundred million dollars in cost savings each year. We estimate that in 2005, energy savings from parts reuse totaled 9 million therms (280,000 megawatt hours) – enough energy to light more than 220,000 U.S. homes for a year. The annual reduction in waste diverted from landfill and energy saved from parts reuse since 2001 reflect a trend toward lighter-weight machines and a decrease in the number of office machines returned for remanufacturing in Europe, where scrap office products are now driven into national collection and recycling programs as a result of the new WEEE legislation.

Waste Diverted from Landfills Through Parts Reuse/Recycle


Parts Recycled
Parts Reused


Millions of Pounds
49
149
143
139
128
107
81
26
91
01
02
03
04
05

NOTE: These data cover the remanufacturing and reuse/recycle of Xerox equipment and parts at Xerox facilities and those of our contract office equipment manufacturer, Flextronics.

Designing for Reuse

Xerox has been able to maximize the end-of-life potential of products and components by incorporating reuse considerations into the design process. Machines are designed for easy disassembly and contain fewer parts. Parts are designed for durability over multiple product life cycles. Parts are also easy to reuse or recycle, and are coded with disposition instructions. As a result, equipment returned to Xerox at end-of-life can be remanufactured – rebuilt – to as-new performance specifications, reusing 70–90% by weight of machine components, while meeting performance specifications for equipment with all-new parts.

Xerox has further extended its ability to reuse parts by designing product families around modular product architectures and a common set of core components. These advances offer Xerox multiple options for giving new life to old equipment. A returned machine can be rebuilt as the same model through remanufacture, converted to a new model within the same product family, or used as a source of parts for next-generation models.

Improved processes for forecasting equipment returns from customers have allowed Xerox to increasingly rely on previous generations of equipment as a source of components for products in development. Xerox products whose designs are based on previous models may have 60% of their parts in common with previous equipment. As the pace of technological innovation has shortened product life cycles, our ability to reuse parts across product generations has become increasingly important.

Reduction in Energy and CO_2 Emissions from Parts Reuse[1]


Feedstock Energy Saved
Process and Transport Energy Saved
CO2 Emissions Avoided
Energy Savings (Millions of Therms)
Avoided CO2 Emissions (Thousands of Tons)
8
46
4
4
16
92
8
8
14
79
7
7
12
67
6
6
11
62
5
6
9
54
4
5
91
01
02
03
04
05

[1] Energy savings represent the difference between energy required to build new parts and energy required to process parts for reuse, assuming an average machine composition of 60% plastic and 40% steel. Energy savings calculations encompass "feedstock energy" (the energy content of the petroleum and coal raw materials converted to plastic and steel, respectively) and energy required to process and transport materials throughout the lifecycle. Lifecycle energy data was obtained from Franklin Associates, Ltd. Energy savings are converted into avoided emissions of carbon dioxide using U.S. energy profile and emissions factors calculated by the U.S. Environmental Protection Agency. Feedstock energy was excluded from this conversion.

Xerox Equipment Recovery and Parts Reuse/Recycle Process


Process Parts for Reuse
Fabricate New Parts
Recycle Parts
Sort/Inspect
Recycle Materials
Dismantle
Build Product
Raw Materials
Customer Use
Return to Xerox
Deliver

Ensuring Product Quality

Xerox has developed unique processes and technologies to ensure that all Xerox products, regardless of their reused/recycled part content, meet the same specifications for performance, appearance, quality and reliability. Signature Analysis enables Xerox engineers to determine the life expectancy of motors and other electromechanical components. Using this technology, we test new parts to determine a "signature" – an acceptable range for the noise, heat or vibration that electromechanical parts produce while in use. We then test the same characteristics in parts from returned equipment. Only those parts whose signatures are consistent with those of newly built parts are approved and processed for reuse.

The full integration of equipment remanufacture and parts reuse processes with traditional manufacturing operations is another critical element of Xerox's strategy for ensuring consistent quality for all products. Machines with reused/recycled parts are built on the same manufacturing lines as newly manufactured equipment, and they undergo the same rigorous quality assurance tests. As a result, products with reused/recycled parts carry the same Xerox guarantees, warranties and service agreements as Xerox equipment made from all-new parts.

Meeting Customer Requirements

Customer acceptance of reused/recycled parts was a significant challenge for Xerox's program throughout the 1990s. Today, with more than a decade of proof, we find that far fewer customers share the misperception that products with reused/recycled parts are inferior to those built from all-new parts. Xerox continues to educate customers about the quality and reliability of reused parts. And, whenever necessary, we promote environmentally responsible purchasing policies and practices that eliminate barriers to reuse by focusing on the quality and performance of products, regardless of recycled content.



Climate Change

Reductions in Energy Consumption and Greenhouse Gas Emissions

Xerox believes that industry must do its part to address growing concern over increased concentrations of greenhouse gas emissions in the atmosphere. The consensus in the scientific community is that these increases – largely the result of increased burning of fossil fuels to meet growing energy demand – increase the risk of global climate change. This means that reducing or slowing the demand for energy is an important way to address the problem. Xerox contributes to reduced energy demand through its energy-efficient product designs and equipment end-of-life strategies. These efforts are described on pages 41–44. We also have a long history of energy conservation within our major facilities. In 2005, we extended this commitment to management of energy and associated greenhouse gas emissions across all company operations, adopting a goal of reducing by 10% our absolute greenhouse gas emissions by 2012 from a 2002 baseline. Reaching our target is expected to require up to a 30% improvement in average energy efficiency compared to 2002 levels. With rising energy and fuel costs, these efforts also present a significant opportunity to control energy-related costs.


Energy Consumption
Purchased Electricity
Fossil Fuel Consumption
Energy Consumption (100,000 Therms)
533
313
220
528
312
216
499
293
206
482
275
207
02
03
04
05

Fact

How Xerox Saved 4.5 Million Kilowatt Hours in California

Talk about high-efficiency chillers, boilers and air compressors, and you might put your audience to sleep. But if your audience is the California Public Utilities Commission (CPUC), you will hold their rapt attention for hours.

The winners of the CPUC's Flex Your Power program included Xerox's campus in El Segundo, Calif. In a full-page advertisement that appeared in newspapers across the State, CPUC noted that Xerox has cut energy consumption at its El Segundo facility by 4.5 million kilowatt hours.

Energy-efficient features throughout the campus include high-efficiency chillers, boilers and air compressors, variable-frequency drives, light-emitting diode (LED) exit signs, T8 fluorescent lights with occupancy sensors, and cool roofs. The state-of-the-art building automation system, which manages the chilled water system, boilers, variable air-volume dampers, fan speed and room temperatures, allows Xerox to easily reduce demand when energy supplies are tight.

The Environmental Protection Agency has also named Xerox's El Segundo site as one of the "Best Workplaces for Commuters," noting the company's ride-sharing and van pool practices serve to reduce the harmful environmental impacts of heavy traffic.

Fact

Secret E-Agent

Xerox has deployed a "secret agent" to help it conserve more energy. A secret E-Agent, that is. The E-Agent – or embrittling agent – is a special chemical ingredient that is reducing the amount of energy needed to make certain Xerox printer toner by up to 22%. As a result, Xerox is well on the way to saving more than 30 million kilowatt hours of electricity by 2008 – enough power to light more than 24,000 U.S. households for a year.

Xerox is the inventor and world's largest manufacturer of toner, the "dry ink" powder fused on paper to make laser prints and copies. In the conventional toner manufacturing process, large particles of plastics, colorants and other additives are mechanically pulverized into small, relatively uniform toner particles. It takes about 50 of these toner particles to print a period on this page. The grinding process is the most energy-intensive step, consuming up to 40% of the total energy used for making toner. The "grinding" happens when toner particles are blown against each other at high speeds inside a chamber, and the collisions cause the particles to split apart. Xerox engineers knew that if the toner particles become easier to grind, the whole process becomes more energy efficient. They discovered that by adding the embrittling agent to the toner "recipe," particles would be more likely to shatter upon contact and reach the desired particle size more quickly. Depending on the product family, E-Agent makes the grinding rate up to twice as fast. The patented E-Agent process has been successfully implemented in toner for some Xerox products – such as the Xerox DocuPrint® and DocuTech® families of digital presses and printers – and is in the process of being tested for others.

Progress Toward Goal

Xerox is on track to reach our goal of a 10% reduction in absolute greenhouse gas emissions from 2002 to 2012. In 2005, energy consumption decreased by more than 9% and greenhouse gas emissions were nearly 8% lower than in 2002.


Greenhouse Gas Emissions
Indirect
Direct
Carbon Dioxide Equivalent Emissions (Thousands of Metric Tons)
485
203
282
479
201
278
459
189
270
446
177
269
02
03
04
05

The scope of this commitment reflects a baseline inventory consistent with the international guidelines of the Greenhouse Gas Protocol developed by the World Resources Institute and the World Business Council for Sustainable Development. Xerox expresses its greenhouse gas emissions in terms of carbon dioxide equivalents (CO_2e). In fact, the vast majority of Xerox greenhouse gas emissions – more than 99% – are carbon dioxide emissions related to energy consumption.



Greenhouse Gas Inventory

Xerox's greenhouse gas inventory includes direct emissions from combustion of fossil fuels – primarily natural gas – and indirect emissions from purchased electricity and steam at our manufacturing sites, offices and warehouses. The inventory also includes combustion of gasoline and diesel fuels in our service and sales vehicle fleet. At this time, Xerox's inventory does not include optional sources such as employee business travel, contract manufacturing and outsourced product distribution.

2005 Sources of Greenhouse Gas Emissions


20%
12%
68%
Office/Warehouse
Manufacturing
Mobile

In 2005, Xerox greenhouse gas emissions totaled 446,000 metric tons of CO_2e. About 60% were indirect emissions from purchased electricity and steam. The remaining 40% were direct emissions from combustion of natural gas, gasoline and diesel fuel. Eighty percent of our greenhouse gas emissions are associated with Xerox-owned or -leased facilities such as manufacturing sites, offices and warehouses. The balance of 20% are emissions from our service and sales vehicle fleet and other mobile sources.

Strategies

Our strategies for meeting our reduction target include:

- **Shifts Toward More Energy-Efficient Technologies**
  One example is Xerox's commitment to emulsion aggregation (EA) technology or chemical toner, which requires an estimated 25% less energy than the manufacture of conventional toner.
- **Process Improvements that Reduce Energy Demand**
  Xerox is implementing changes to its manufacturing of conventional toners, yielding an estimated 15–25% reduction in energy demand per pound of toner.
- **Increased Reliability of Xerox Equipment and Parts**
  Digital technology has improved the reliability of components inside our products. This means that fewer service calls are necessary, resulting in fewer miles driven by Xerox technicians and reduced gasoline consumption. Longer-lasting parts also mean that less manufacturing energy is invested over the life of a Xerox product.
- **Equipment Upgrades and Energy Management Programs**
  Each Xerox facility annually identifies opportunities to reduce energy consumption through equipment upgrades and better energy management, including the use of digital control of building energy systems. Some Xerox facilities save energy through "free" cooling. In winter months, the facilities cool process water by running it through outdoor pipes instead of using energy-consuming chillers (industrial air conditioners).
- **Use of Renewable Energy Sources**
  Opportunities to reduce greenhouse gas emissions through renewable sources of energy such as wind and solar are being identified. Several Xerox sites, including those in the United Kingdom and the U.S., are purchasing "green power," reducing annual greenhouse gas emissions by more than 6,000 metric tons.

Xerox and Paper

Paper-Sourcing Guidelines

As one of the largest distributors of paper for office printers and copiers, Xerox recognizes its obligation to responsibly source and produce paper. Starting with the source of the fiber used to make the paper, through its manufacture and use, Xerox strives to minimize environmental impact while meeting its customers' exacting business needs.

In support of this position, Xerox phased in requirements from 2003 to 2005 for companies that provide paper to Xerox for resale. These stringent requirements cover all aspects of papermaking, from forest management to production of finished goods. Xerox suppliers submit detailed documentation on an annual basis verifying conformance. More than 75% of our paper suppliers – representing in excess of 90% of the paper Xerox supplies to its customers – have committed to meeting these requirements, which became entirely effective in 2005. Xerox is working with its suppliers to increase the rate of compliance to 100%.

Key elements of the requirements include:

- Commitment to compliance with all applicable environmental, health and safety regulatory requirements, including forestry codes of practice and regulations governing legal harvesting of wood.
- An effective mill environmental management system and objectives for continual improvement in environmental performance above and beyond regulatory compliance.
- An effective procurement process that:
  - Ensures the exclusion of illegally harvested wood raw materials.
  - Ensures the exclusion of wood raw materials derived from forest areas of significant ecological or cultural importance unless certified to a Xerox-accepted sustainable forest management standard.
  - Encourages all suppliers of wood raw materials to practice sustainable forest management.
- Strict limits on the use of hazardous materials, including exclusion of elemental chlorine, in the processing and content of Xerox papers.

We recognize that one of the most significant challenges paper companies face in meeting Xerox's requirements will be to demonstrate that they are safeguarding forest areas of significant ecological or cultural importance. Xerox fully supports multi-stakeholder efforts to develop information sources and tools that will help suppliers identify these areas on their own forestlands and in their procurement of wood raw materials from third-party lands. Xerox expects its suppliers to take full advantage of these resources as part of their sustainable forestry efforts.

Xerox has provided a $1 million grant payable over three years to fund efforts to advance the practice of sustainable forest management. The Xerox/Nature Conservancy partnership will focus on forest management in Brazil, Canada, Indonesia and the U.S. The project will identify and promote best practices that will enable environmental scientists, forest managers and paper suppliers to work cooperatively toward sustainable forest management.

Recycled Paper

Incorporating recycled content in our products is another important way Xerox reduces the environmental impact of its papers. Xerox recycled papers use post-consumer waste in place of new pulp to conserve natural resources. For every ton of recycled fiber used, paper manufacturers avoid the use of 3.5 tons of virgin fiber.[1] This not only saves trees, but also reduces pressure on natural forests.

Recycled products are designed for optimal performance in Xerox equipment and are required to meet the same strict performance specifications as virgin products. Xerox offers multipurpose papers with up to 100% post-consumer recycled content. Transparencies, tabs, colored papers and several premium products designed especially for digital color printing applications contain 20–30% recycled content.

Xerox has recently expanded our offerings with Xerox Multipurpose Brights and the extended Multipurpose Pastels product line containing additional weights and colors – all with 30% post-consumer waste. We will continue to review our product portfolio as well as investigate opportunities for environmental certification in 2007.

[1] Paper Task Force Recommendations for Purchasing and Using Environmentally Preferable Paper, Updated Lifecycle Environmental Charts (2002).



The "Greening" of Toner

Xerox's new toner plant under construction in [illegible], N.Y., will be a showcase for "green" innovation and technology.

Not only is the building the most energy-efficient that Xerox has ever designed, but it also will be used to manufacture Xerox's patented [illegible] Aggregation toner, which requires [illegible] less energy per pound to make than [illegible] printer and copier toner.

The 100,000-square-foot facility represents a $59 million investment for Xerox, including about $20 million for the plant. It is scheduled for completion in the fall of 2007.

Xerox integrated the planning for the building and the manufacturing process. The result is an "intelligent building," packed with sensors and organized into multiple zones that can be separately controlled for most efficient operation.

In a typical building, one set of controls operates the heat, cooling and other building functions while another controller is responsible for the

Efficient Use of Paper

Xerox equipment and software are also designed with features that allow customers to make efficient use of paper. Reliable two-sided (duplex) printing is featured in Xerox office equipment. Software products such as DocuShare™, FreeFlow™ SMARTsend™, FreeFlow Scan to PC Desktop, FreeFlow SMARTdocument Travel and FreeFlow Digital Workflow Collection help Xerox customers reduce paper consumption by facilitating electronic data management, scan to email, print-on-demand, and distribute-then-print workflows.

Environmental Remediation

For more than 20 years, Xerox has conducted an aggressive program to identify and clean up contaminated sites around the world. Xerox's efforts included a voluntary program that began in 1985 to evaluate Xerox facilities and operations. This resulted in the identification of 68 facilities and operations sites requiring remedial actions. As the sites were identified, the company took immediate measures where necessary to protect employees, neighbors and the environment from adverse conditions.

To accelerate some of the remedial time frames, Xerox concentrated its initial efforts on source areas of contamination. This strategy, often involving interim remedial measures approved by regulatory agencies, produced significant results. In some instances, remedial measures are no longer effective and instead the site may be managed with control techniques that limit potential migration and exposure. Today, only 15 of the 68 sites require further remedial measures.

In addition to using conventional groundwater pumping and soil excavation techniques, Xerox has been on the forefront of developing and using innovative remedial technologies. These include techniques that enhance the recovery of contaminants such as High Vacuum 2-Phase Extraction® and bedrock and hydraulic fracturing. In addition, contaminants are converted to less-harmful substances through technologies such as enhanced biodegradation.

All Xerox manufacturing operations conform to the requirements of the ISO 14001 Environmental Management system. This approach, along with implementation of Spill Prevention plans, has resulted in no new sites identified for remediation in more than 10 years. In 2005, Xerox North America and Europe sites reported eight spills, which were immediately and effectively cleaned up.

Compliance Penalties

In 2005, Xerox paid a single $562 penalty associated with non-compliance with environmental, health and safety requirements. The penalty was assessed by the Southern California Air Quality Management District (SCAQMD) because of several unregistered boilers at Xerox's El Segundo, Calif., facility. In response to the SCAQMD notice, Xerox promptly registered the boilers in compliance with applicable regulations. Along with regular reviews of proper operating procedures and routine auditing of operations, these actions minimize the possibility of future incidents.



Cumulative Number of Sites Remediated
12
48
49
53
53
53
61
93
01
02
03
04
05
08 Goal

Our goal is to complete 90% of remediation activities by 2008.



Strengthening our competitiveness by creating a great workplace for our people

People are at the core of a great organization, and they require much more than a way to make a living. That's why we stress diversity and inclusion, opportunities to build rewarding careers, safe workplace environments that foster the ability to do great work, and benefits, care and assistance for healthy, balanced lives.

Workplace

At Xerox, we seek to attract and retain the best talent and help employees fulfill their career goals and reach their potential. We do this by fostering a work environment that:

- Values diversity and inclusiveness.
- Rewards good performance.
- Offers excellent learning and development opportunities.
- Supports a positive work/life balance.

Xerox employs approximately

55,000

people around the world.

Employees by Geography



North America: 34,000
Xerox Europe: 16,000
Developing Markets: 5,000

Our Work Environment

Xerox holds its employees to the highest ethical standards. Our people are required to acknowledge the business code of conduct each year, which includes understanding of our policies around:

- Sexual Harassment.
- Equal Employment Opportunity and Affirmative Action Policies.
- Open Door Policy.
- Workplace Safety.
- Information Privacy.
- Protecting Xerox Information Assets.

Employee Engagement

Every 18 months, Xerox administers to all our people the Employee Engagement Survey (EES), which is designed to help Xerox understand employees' views of the work environment and areas of opportunity.

Some key facts about the survey process:

- Worldwide census: 54 countries, 27 languages, 55,000 employees.
- Anonymous online administration by third-party vendor.
- 67 questions covering 15 categories, plus more than 30,000 write-in comments.
- Results are shared with managers for action planning and are rolled up to business unit heads, senior management, and to our Chairman and Chief Executive Officer.

Employee Engagement Survey

PEOPLE | POLICIES/PRACTICES | OUTCOMES









PEOPLE CATEGORIES

- Core Values
- Manager
- Work Group

POLICIES/PRACTICES CATEGORIES

- Belief in Company Direction
- Development Opportunities
- Empowerment
- Job Itself
- Job Security
- Open Communication
- Reward and Recognition
- Total Pay
- Understanding Objectives and Strategy
- Work/Life Balance

OUTCOME CATEGORIES

- Effectiveness
- Employer of Choice



The 85% global response rate in 2005 was considered a benchmark in the industry. Yet, we didn't stop with the numbers. Xerox used our own categorizing technology, developed at the Xerox Research Centre of Europe, to help process more than 30,000 comments and identify the major concerns and trends expressed by our people.

This past survey cycle showed improvement in many areas as well as a few challenges.

Favorable responses were higher than the previous survey cycle and the results for these areas placed Xerox in the 99th percentile for comparative companies:

- Core values.
- Manager-employee relationship.
- Work/life balance.
- Reward and recognition.

Employees told us they are proud to work for Xerox. Xerox people care deeply about the company, their work, each other and our customers. Survey results also indicated a four-point gain in employees' view of Xerox behaving responsibly as a corporate citizen.

However, there are still some areas in need of improvement. For example, employees feel that bureaucracy gets in the way of getting work done effectively. They told us management needs to be more focused on reducing complexity in the business. To that end, Xerox is applying Lean Six Sigma across the enterprise, with several projects dedicated to simplifying our internal processes and systems. (See Lean Six Sigma overview on page 33.)

Our people also registered concern in areas such as job security and total pay. As the company's business performance continues to improve, we challenge ourselves to find better ways to address these issues, including new ways to deliver total value to our employees.

Diversity, Inclusion and Opportunity

At Xerox, we promote diversity through measurable actions and by nurturing a culture of inclusion and opportunity. We do this through a comprehensive set of employee-focused initiatives that help make Xerox a great place to work.

Executive Commitment and Councils

The Xerox Executive Diversity Council includes about 15 senior leaders who meet three times a year to review Xerox diversity practices and provide recommendations to our Chief Executive Officer and head of Human Resources. This group focuses on areas such as:

- Workforce representation.
- Work environment.
- Diverse customer markets.
- Diversity practices, including training.
- Organizational efforts to improve multicultural dimensions.

Caucus groups are another piece of the diversity story. These independent groups of Xerox employees date from the 1960s. The six caucuses, akin to networking and mentoring groups, are instrumental in advocating openness, opportunity, and inclusion for the entire Xerox community and work with management to achieve common business objectives. Caucuses exist for African American, Hispanic, Asian, women, African American women and gay/lesbian employees.

The Corporate Champion program matches senior executives with caucus groups to educate management on the unique diversity issues Xerox employees face.

Through executive roundtables, our Chief Executive Officer and other senior leaders meet with diverse teams of Xerox employees, often representing one of our caucus groups. During these informal sessions, participants share their views on Xerox's work environment and identify actionable items for discussion with Xerox's senior team. This process strengthens the Corporate Champion program, ensuring the executive leadership team and the Chief Executive Officer are working together to resolve concerns about the work environment.

U.S. Employee Race and Ethnicity Representation

	BLACK 2004	BLACK 2005	HISPANIC 2004	HISPANIC 2005	ASIAN 2004	ASIAN 2005	NATIVE AMERICAN 2004	NATIVE AMERICAN 2005	WOMEN 2004	WOMEN 2005	TOTAL MINORITIES 2004	TOTAL MINORITIES 2005
EXECUTIVES	11.1%	10.6%	5.0%	5.0%	4.8%	5.0%	0.7%	0.7%	30.3%	30.3%	21.9%	21.5%
PROFESSIONALS	7.5%	6.9%	5.4%	5.4%	9.4%	9.9%	0.7%	0.7%	33.9%	33.6%	22.9%	21.5%
ALL OTHERS	23.4%	11.7%	13.3%	6.7%	5.5%	2.8%	1.1%	0.6%	7.3%	7.4%	21.6%	21.7%
TOTAL	14.8%	14.4%	8.5%	8.5%	5.6%	5.5%	0.7%	0.8%	31.8%	31.8%	29.3%	29.2%

Non-discrimination Policy

Xerox complies with Equal Employment Opportunity (EEO) guidelines and applicable state and municipal statutes and orders on the hiring and treatment of its employees. Xerox does not discriminate as to race, color, religious belief, sex, age, national origin, citizenship status, marital status, *and sexual orientation or gender identity; neither against* veterans of the Vietnam Era, disabled veterans nor individuals with a handicap.

Xerox's focus on diversity is in all areas of hiring, promoting and retaining the brightest people best suited for our business. We commonly use the term "bench strength" in evaluating our diversity and management succession initiatives. We want to know that our hiring and promotion efforts ensure a diverse "bench" of strong players ready to assume leadership roles. Our hiring practices include engaging Xerox people to recruit at universities and career fairs, providing scholarships to minority students interested in information technology fields, and offering internships and co-op programs to a diverse group of students and new graduates.

Our diversity representation reflects our success in these areas – and some opportunities. For example, we have a need to strengthen our engineering and research competency with more women and minorities. In doing so, we're reaching out to youths through programs such as the FIRST robotics competition and Science Consultant Program to encourage broader interest in science and technology. (See page 65 for more information on these initiatives.) Xerox also grants 150 scholarships each year through our Technical Minority Scholarship Program.

We also want to improve representation among our Hispanic employee population. To do this, we are introducing Xerox *career opportunities to the Hispanic student population* by leveraging relationships with 32 universities and institutions as well as partnering with the Society of Hispanic Engineers to further expand the reach of our recruitment efforts. We have a similar university outreach program for recruiting African American employees.

Despite recent research reports suggesting a growing number of professional women fleeing the workplace, Xerox has a higher number of women joining, staying and embracing opportunities to become leaders. The retention rates of Xerox women over the last 10 years are no different from those of men.



"When I look across the company, I see incredibly talented professionals who, through their years of experience at Xerox, were given opportunities to succeed. It so happens that of my 12 direct reports, three are African American, four are women, and two are European. It's the power of a people development model that recognizes the value of diversity from entry-level positions to the top seats. When you've been at it as long as we have, the bench gets pretty strong with next-generation leaders who represent the real world: black, white, male, female, Hispanic, Asian from different religions, different regions and with different beliefs. What they all have in common are strong skills, a solid work ethic, commitment and a will to win."

Ursula Burns
President
Xerox Business Group Operations

Xerox is consistently recognized externally as a great place to work:

- *DiversityInc* recognized Xerox as No. 4 on the Top 10 Companies for African Americans; No. 5 on the Top 10 Companies for Recruitment and Retention; and No. 9 on the Top 10 Companies for Supplier Diversity for 2005.
- *Hispanic Business* Top 40 Companies for Hispanics.
- *LATINA Style* magazine's 50 best companies for Latinas to work in the U.S.
- *Black Enterprise* magazine's top 30 companies for diversity.
- *ESSENCE* magazine's 2005 35 Great Places to Work list for African American women.
- *Hispanic* magazine's 2005 Hispanic Corporate 100 for providing the most opportunities for Hispanics.
- National Association of Female Executives' top 30 companies for executive women.



Extensive training, technical development and travel opportunities led Rita Sherman to choose a Xerox engineering job after graduation in 1984. But she credits Xerox's workplace culture for why she's still here today. Despite traveling around the world in a series of engineering roles, "Once I had kids, I really didn't want to travel, and Xerox was very accommodating," says Rita, 43, and mother of two pre-teens. "Since then I've worked a combination of part-time and flex time for many years, always

Supporting Our Employees

Pay and Benefits Programs

Our pay philosophy supports both individual and business needs. We do this by providing our people competitive rewards that are linked to their individual performance and company results. Our benefits are designed to recognize the diverse needs of our employees and provide flexibility, choice, value and quality. In addition to following country norms in our global workplaces, our U.S. benefits programs include medical, dental, vision, salary redirection and healthcare accounts, life insurance, accident insurance, long- and short-term disability, and 401(k) savings plan with a company match. We also offer a variety of time-off programs such as holidays, vacation, personal leaves and family medical leave, as well as employee assistance programs, childcare and elder care resources, adoption assistance, education and tuition aid assistance.

Our international benefits programs include private healthcare plans, pension programs based on applicable local laws, career breaks or sabbaticals as well as a number of work/life balance programs.

We also offer employees flexible work arrangements and telecommuting options. In fact, more than 6,500 employees in the U.S. alone have transitioned to "virtual offices," giving them more flexibility in where and how they manage their work.

finding meaty assignments and managers who believed in my performance and value to the company." For the past three years, this technology manager for Xerox's Innovation Group worked part-time during the school year and full-time during the summer to best balance her family and work demands. Yet this fall brought the biggest flexibility stretch: the Shermans relocated from Rochester, N.Y., to England for her husband's promotion at his company and Rita took a Xerox job along too. "Your performance and results have to be great," says Rita, who now works half-time and half a world away from her boss, "but when you earn trust you can make things happen." Not every job can be made as flexible as Rita's, but thousands of employees use Xerox's flexible scheduling and alternative work arrangements to help them negotiate the life balance they need. It's good for our people and good for Xerox – ensuring that today's best minds keep creating tomorrow's best solutions for Xerox customers



Creating a Healthy Work Environment for Our Employees

The health and wellness of our people is paramount, boosting their productivity and reducing overall healthcare costs. Xerox believes it can play a role in encouraging and fostering healthy lifestyles and safety at work. U.S. programs include:

- On-site fitness centers in six Xerox locations.
- Health screenings such as blood pressure and cholesterol, as well as flu shots.
- Lunchtime seminars on health and wellness.
- Self-directed health promotion programs such as the recently completed Eat Well Live Well program. Organized teams of employees wore pedometers to monitor and increase the number of steps they took each day.
- On-site massage therapy.
- Recreation leagues and group fitness classes.

Global programs include some of the above activities and:

- Self-directed health promotion programs.
- Health Risk Assessment and subsequent free health coaching if needed.
- Online self-directed behavior change programs.
- Monthly electronic health tips and a health and wellness Web site.
- Monthly health education bulletin board materials.
- New and expectant mother support and resources.

Workplace Safety

Zero Injury Program

Nearly 10 years ago, Xerox ramped up its safety programs with a clear focus to reduce workplace injuries to the optimum level – zero, of course. Since then, the Total Recordable Incident (TRI) rate has decreased 53% and the Day Away From Work (DAFW) case rate has declined 47%. Last year, DAFW case rates declined 14% from 2004, keeping us on track to meet our 10% year-over-year reduction target.

However, the Total Recordable Incident rate increased 3.6% in 2005. We're tapping into our Lean Six Sigma expertise to assess varied workplace processes that will give us insight on trends and to implement measurable strategies for consistent improvement in our TRI rate. For 2006, our objective remains to achieve a 10% year-over-year reduction in safety results – again, with the primary goal of zero injuries.

Xerox Workplace Injury Rates


Total Recordable Incidents
Day Away from Work Cases
Per 100 Employees
2.40
1.05
1.19
0.56
1.14
0.60
1.10
0.67
1.14
0.56
1.03
0.50
96
02
03
04
05
06
Target

Motor Vehicle Safety

Xerox's service technicians and sales representatives depend on their vehicles, quite simply, to get their job done. Therefore, motor vehicle safety is a key component to our safety initiatives. Xerox provides employees with comprehensive driver training and annual reviews of employee driving records. In addition, company vehicles have safety features such as daytime running lights and safety barriers between the driver's seat and storage areas.

Ergonomics

Musculoskeletal disorders represent about one-half of our work-related injuries and illnesses.

Xerox has taken significant steps to reduce workers' compensation claims attributable to musculoskeletal disorders, which peaked in 1992. The rate of musculoskeletal injuries within U.S. operations dropped 41% between 1992 and 2005.

The company's health and safety organization develops and promotes the use of ergonomic assessments and tools for our employees:

- **Office**
  Online ergonomic assessments include an office self-evaluation program. Ergonomic design requirements for Xerox offices include adjustable chairs and keyboard trays.
- **Manufacturing**
  Nearly every workstation in Xerox facilities worldwide has been evaluated for ergonomic hazards. Ergonomically designed tools such as tilt tables, lifts and hoists make it easier for employees to maneuver parts and equipment during assembly.
- **Service**
  Periodic reviews of service technicians' tools ensure they are designed with ergonomics in mind. Tools posing an unacceptable safety risk are replaced.
- **Product Design**
  Ergonomic considerations are integrated into the design of new products. The aim is to identify and eliminate potential safety hazards.

Emergency Preparedness

Xerox's emergency preparedness and response program helps protect the safety of Xerox employees, surrounding communities and the environment. This program requires all Xerox operations worldwide to develop documented plans for responding to fires, chemical releases, natural disasters and other potential incidents.

Routinely scheduled management reviews as well as drills and corporate audits verify that plans will be effective in protecting our people and our business in emergency situations. (See Risk Management and Business Continuity on pages 18 and 19.)

Monitoring Workplace Exposures

Designed to protect employees from unsafe exposures to chemicals and physical agents such as noise and radiation, Xerox defines strict exposure limits for worldwide manufacturing, research and service operations. These limits reflect the most stringent regulatory requirements or industry standards. For some materials – including toners, solvents and certain metals – Xerox has established limits that well exceed the strictest regulations and standards to provide additional employee protection.

Of the chemical exposures monitored in 2005, more than 99% were within Xerox limits. Where exposures were above Xerox action limits – defined as 50% of the exposure limit – steps were taken immediately to reduce unsafe overexposure through the use of personal protective equipment, engineering controls, or compliance with safe job procedures.



Health Studies: Establishing the Safety of Toner

As one of the world's largest manufacturers and distributors of toners, Xerox recognizes its responsibility to help ensure the safe development, production and use of this material for employees and customers. Xerox carefully reviews the safety of all materials used to make our toners and has taken the additional step to invest in health studies to examine the potential for any long-term health effects from exposure to toner – a fine powder composed of plastics, colorants and small quantities of functional additives.

The first of these studies, completed in 1989, was a comprehensive laboratory analysis. Results indicated some health effects at very high levels of dust exposure – levels unlikely to be experienced by workers in Xerox plants. Nonetheless, Xerox lowered toner dust levels in our factories and established strict controls on dust emissions from Xerox products.

Another health study focuses on Xerox employees who manufacture toner and service our equipment. One study involves an evaluation of more than 32,000 employees who worked at Xerox between 1960 and 1982. This study uses standardized techniques to compare the causes of death for these Xerox employees to causes of death for the overall U.S. population, determining if there are any work-related mortality patterns. Another study evaluates the potential health effects of toner on current Xerox manufacturing and service employees exposed to toner, with a focus on the respiratory and cardiovascular systems. To date, these studies have shown no evidence of chronic health effects due to toner exposure.

With the burgeoning growth of color printing and Xerox's market leadership in color production printing, the company is now expanding its health assessment studies to include employees exposed to color toners.

Training, Development and Leadership

Training and development is a key strategy for maintaining our competitiveness and developing our future talent base. Our recruiting and development strategies help to bring some of the best and brightest employees into challenging roles and experiences at Xerox. We offer training for employees worldwide through traditional classroom delivery and online training. We encourage participation by employees in advance degree programs and support this through programs such as tuition aid assistance in the U.S.

Our online training is delivered through our internal Web site. More than 3,300 e-learning courses are offered in areas such as sales, technical, professional development and compliance training. In addition, we offer 10,000 online learning aids that help our people perform their best work.

> “In Europe, Xerox offers e-learning courses in seven languages reaching 15,000 people. Without e-learning it would be impossible to deliver a consistent message and relevant resources to our large, diverse workforce.”
>
> **Ian Sellars**
> Xerox Europe Education and Learning Manager

Currently, Xerox delivers 60% of training online and 40% in the classroom. Through the first half of 2006, e-learning activity, including compliance training, increased 12% from 2005.

The success of our company and the success of our people are inexplicably linked. The company's talent management strategy is designed to foster rewarding careers for Xerox employees and develop the next generation of leaders. It's a strategy executed through senior management and pervasively across all levels of the company. Managers identify "emerging leaders" on their team and work with these individuals to create development plans that address training, education and/or future job opportunities. All employees have access to training and development programs focused on improving functional and professional skills and/or managerial preparedness.

At least once a year, Xerox Chief Executive Officer Anne Mulcahy and her senior team conduct detailed reviews of a diverse group of leaders who are poised to assume key management roles. These executive sessions assess individual performance and attributes of strong leadership as well as identify the appropriate next career opportunities to prepare these leaders for much broader responsibilities.

In addition, the company's Human Resource Development Councils provide a forum for senior management to review the future needs of an organization, noting strengths and gaps and strategies to build the best and brightest teams for generations to come.

Employee and Labor Relations

Xerox has productive relationships with hundreds of employees who are represented by labor unions, trade unions or work councils throughout our global operations. Relationships with these employee groups are structured based on applicable laws in each country. In all cases, Xerox respects our employees' right to freedom of association and to engage in collective bargaining where applicable and within the requirements of local law.

For example, in the U.S. and Canada, Xerox maintains a cooperative and effective relationship with three unions: UNITE HERE (formerly the Union of Needletrades, Industrial and Textile Employees and Hotel Employees and Restaurant Employees International Union); IUOE (International Union of Operating Engineers); and the IAM (International Association of Machinist and Aerospace Workers) covering 2,550 employees in 17 locations. The primary union, UNITE HERE, represents 2,325 employees. In 2005, Xerox and its unions successfully negotiated new four-year contracts at all locations. The relationship fostered by Xerox and union leadership continues to be noted as a model in American industry and is a source of great pride for Xerox and our people.

In Europe, Xerox recognizes a variety of work councils and trade unions as established under European labor laws to meet requirements for information and consultation for the protection of employee rights. Work councils are aligned with the legal structure in each country.



Leveraging our resources to make our world better

Philanthropy has been part of the fabric of our company since its founding. We direct our contributions of money, time and talent to education and workforce preparedness, science and technology, employee and community affairs, national and cultural affairs, matching gifts and membership and, in 2005, a special initiative toward disaster relief.

The Xerox Foundation invested

$13.2 million

in the non-profit sector in 2005 – up 7% from the $12.3 million we invested in 2004.

The Xerox Foundation

The Xerox Foundation is the arm of the corporation that overseas *community investments and:*

- Provides leadership, focus and strategy for the corporation's philanthropic activities.
- Separates the decision-making on contributions from day-to-day commercial activities of the corporation.
- Enhances a core value of Xerox: "We behave responsibly as a corporate citizen."
- Supports the volunteer activities of our employees and strengthens Xerox as an "employer of choice."
- Puts something back into the communities in which Xerox people live and work.

2005 Performance

The Foundation invested just over $13.2 million in the non-profit sector in 2005 – up 7% from the $12.3 million we invested in 2004. We supported some 553 organizations in 2005, continuing to focus our grants in the areas of education and workforce preparedness; science and technology; employee and community affairs; national affairs; and cultural affairs.

2005 Xerox Giving – Focus Areas



4%
16.9%
13%
17.7%
16.4%
4.6%
5.7%
5.2%
16.5%
Employee/Community Affairs
United Way
Disaster Relief
National Affairs
Cultural Affairs
Memberships
Education/Work Force Preparedness
Science and Technology
Matching Gifts

Education and Workforce Preparedness

Approximately 16.5% went to education and workforce preparedness. Organizations supported by the Foundation included the David Kearns Center for Diversity at the University of Rochester; FIRST, the national high school robotics competition; the National Action Council for Minorities in Engineering; Catalyst; Prep for Prep; United Negro College Fund; INROADS, a program that provides job training, internships and placements for minorities; Outward Bound's scholarship program, which helps at-risk high school students learn lessons of self-esteem and leadership; and programs for women in engineering at Notre Dame and Dartmouth.

We also continued to manage three programs with a common theme – providing educational access to under-represented minorities:

- The Black Colleges Engineering Liaison Program dispersed 23 grants during 2005 to schools such as North Carolina A&T, Howard University and Spelman College.
- The Hispanic College Liaison Program dispersed 16 grants during 2005 to schools such as California Polytechnic, the University of Texas and the University of Puerto Rico.
- And the Xerox Technical Minority Scholarship Program provided 119 scholarships to help deserving minority students complete degrees in engineering.

All three programs are part of a larger Xerox Foundation effort to help minorities pursue technical degrees and help the U.S. lessen its shortage of scientists and engineers. The programs provide excellent opportunities for Xerox people to be involved on campus; are in the strategic interest of the company; and enable us to recruit from a highly motivated and talented pool of technical people. We invested some $790,000 in these three programs in 2005.

Science and Technology

About 17% of our grants were made in the area of science and technology. Organizations supported by the Foundation included the Infotonics Technology Center, the upstate New York public-private partnership aimed at making the region the unparalleled center of optics research in the world; McMaster University in Toronto, a leading Canadian science and engineering school that supplies many employees to Xerox; an environmental program on indoor air quality at Syracuse University; and several technology programs at Cornell University.

Included in the science and technology program area is funding of the Xerox University Affairs Committee. The committee – which consists of about a dozen Xerox scientists from around the world – made 42 grants to university science programs. The Foundation provided approximately $800,000. Each grant is championed by a Xerox scientist in the U.S., Canada, Ireland, the United Kingdom and Spain. Ten universities outside the United States received grants. All 42 universities are doing research that is aligned with the long-term strategic interests of Xerox.

Employee and Community Affairs

Nearly 31% of our grants went to employee and community affairs, which include organizations such as the United Way, the Inner City Foundation for Charity, the Cincinnati Youth Collaborative, and the Greater Rochester Enterprise in Rochester, N.Y., which is home to Xerox's largest population of employees.

Under the umbrella of employee and community affairs, the Foundation manages two employee volunteer programs.



Social Service Leave enables a select group of employees to volunteer full-time and at full pay. In 2005, eight employees participated in the leave program. They participated in addressing such issues as educational programs for disabled and disadvantaged people, literary programs, computer training, elder care, domestic violence and child abuse. We spent $640,000 on the Social Service Leave Program in 2005.

Nurturing love for learning, Xerox employees bring real-life science experiments into the classroom through the **Xerox Science Consultant Program**. In 2005, about 100 science consultants and employees met and presented to more than 20,000 students.

The **Xerox Community Involvement Program** (XCIP) marries the voluntary spirit of our people with Xerox money to participate in the improvement of the communities where we live and work. In 2005, the Foundation invested $793,220 in XCIP, and 8,776 Xerox people participated in 575 projects.

In recognition of these programs, the U.S. Chamber of Commerce awarded Xerox its 2005 Community Service Award. The coveted award was given to Xerox for "its contributions to long-term social and economic development of its communities by combining its financial and human resources to give back."



During a paid six-month sabbatical, Katelyn Dyer put to test sales and marketing skills she polished at Xerox for Junior Achievement of Rochester, N.Y. She was a full-time volunteer for the organization, which works with local schools to teach students financial literacy, but her paycheck still continued from Xerox.

Xerox granted the leave under the company's Social Service Leave program, believed to be the oldest of its kind in American business.

Junior Achievement helps students in kindergarten through 12th grade understand the economics of life through hands-on experiences.

Katelyn, 32, started volunteering with Junior Achievement in 1996, presenting the organization's "learn-by-doing" lessons about American commerce in the classroom.

During her Social Service Leave, Dyer applied her sales, presentation and communication skills to increase community awareness about the value and importance of the Junior Achievement mission and to increase its base of funding and volunteers.

Xerox's spirit of philanthropy and volunteerism extends across our global enterprise, with Xerox people and partners living our values through programs such as these:

- **Xerox Canada** employees are proud supporters of Junior Achievement, volunteering in 34 eighth grade classes within the greater Toronto area. In all, 78 Xerox volunteers delivered "The Economics of Staying in School" program.
- **Xerox Egypt** sponsored an Iftar, a breakfast ending a day of fasting, for Hope Village last Ramadan. The company also donated clothes for the orphaned children of Hope Village to mark Bairum, the feast following Ramadan, as well as new printers for the Village's administrative offices.
- For nearly ten years, **Xerox Brazil** has supported the Vila Olímpica in Mangueira – an underserved community in Rio de Janeiro. The program benefits 1,500 children each year, ranging in age from 8 to 18, by providing opportunities to play Olympic sports such as soccer, basketball, swimming and gymnastics. Xerox Brazil helps fund the athletic equipment, meals, transportation, instructors' compensation, therapists and membership fees for sport federations.


PROJETO OLIMPICO MANGUEIRA - XEROX
XEROX

By engaging the children in athletic pursuits combined with academic education, the community has seen a marked decrease in crime and violence.

- Employees from **Xerox Czech Republic** provide people, printing and product support to help the Universital Hospital Bulovka Prague, Lion's Club of Prague, community festivals and groups that provide assistance to individuals with hearing impairments.
- Xerox's distributor in **South Africa**, Bytes Document Solutions, adopted the Nyiko Primary School and Tembisa High School, contributing more than $600,000 over the years to help renovate the schools, purchase laboratory equipment and musical instruments, build athletic fields, provide teacher training and support the schools' document management needs through equipment donations and ongoing service and supplies.

National and Cultural Affairs

About 10% of our investment was in the areas of national and cultural affairs. Organizations receiving Xerox support included the Women's Business Development Center; Partnership for a Drug Free America; Pearl Harbor Memorial Fund; International Civil Rights Museum; Martin Luther King Memorial; the Kennedy Center; Lincoln Center; Ballet Hispanico; and the Trust for Public Land.

One example is the Paralyzed Veterans of America – an organization we have supported for more than a decade. Each year, we are a sponsor of the National Veterans Wheelchair Games. Last year, more than 600 disabled veterans representing 46 states and Puerto Rico and 75 Veterans Administration medical centers participated. In addition to our financial support, the Xerox office in the host city typically provides Xerox equipment and volunteer help to support the games.

Disaster Relief

A special word is in order about disaster relief efforts in 2005. By their very nature, they are unplanned and unbudgeted. The confluence of the tsunami in Southeast Asia as 2004 drew to a close, Hurricane Katrina along the Gulf Coast of the U.S., and the tragic earthquake in Pakistan last fall combined to place severe demands on the resources of The Xerox Foundation. More than 16% of the Foundation's resources were directed to meet the special needs of these three disasters.

We earmarked a total of $3 million in cash from The Xerox Foundation and $1 million of in-kind support (equipment and service) to these three disasters. Here is how the money was invested:

- For the tsunami, we pledged $1 million. Most of our funds went to Save the Children, AmeriCares and the International Foundation of Red Crosses and Red Crescents in Sri Lanka, Indonesia and Thailand. Our money was used for the most basic of human needs – water, food and shelter.
- For Hurricane Katrina, we pledged $1 million in cash from The Xerox Foundation and $1 million in donations of Xerox equipment and service to help the American Red Cross operate emergency relief centers in Louisiana and Mississippi. Our cash donations went to organizations such as the National Center for Missing and Exploited Children, the American Red Cross and the Humane Society of the United States.
- For the Pakistan earthquake, we invested $1 million in the South Asia Earthquake Relief Fund, a private-public partnership established at the urging of President Bush. Xerox is one of five founding members and we have played a leadership role in raising more than $100 million in cash and goods to date from the private sector.



Matching Gifts and Memberships

The remaining 9% of our budget is equally divided between matching gifts to colleges and universities, and membership payments to a variety of non-profit organizations such as the Business Roundtable; the Council on Foreign Relations; the Information Technology Association of America; and the American Electronics Association.

Staying Current

Although we have been involved in corporate philanthropy for more than four decades, we realize that the state of corporate philanthropy continues to evolve, change and mature. In order to stay current with the latest thinking and practices, we are active participants in groups such as Committee to Encourage Corporate Philanthropy, The Conference Board's Council of Corporate Foundation Executives, Business for Social Responsibility and the U.S. Chamber of Commerce's Center for Corporate Citizenship.

Fact

Xerox Canada is reinforcing its commitment to corporate citizenship and is challenging other Canadian companies to do the same.

Xerox recently signed Imagine Canada's Corporate Citizenship Commitment – an agreement to adopt the organization's citizenship principles and meet related obligations. Imagine Canada supports and strengthens Canadian charities and non-profit organizations through partnerships with business and government.

Joining with 12 other corporate leaders, Xerox Canada President and Chief Executive Officer, Doug Lord, is taking a visible role in supporting Imagine Canada, asking corporate leaders to make the same commitments to which Xerox Canada is a signatory:

- Donate at least 1% of pre-tax profits annually to charity, non-profits, community programs and employee volunteerism.
- Support at least one innovative community-oriented project each year, with support from the Chief Executive Officer and leveraging the company's skills and competencies.
- Publish a public report on community activities, and report to Imagine Canada on the company's adherence to the Corporate Citizenship Commitment.
- Adopt Imagine Canada's corporate citizenship principles, which include recognition that each company has an important stake in the prosperity, health and quality of life of the society in which it operates.

"Wherever you're making a living, you want to put back in, not just take out," said Lord. Xerox Canada's encouragement of employee volunteerism has benefited organizations such as Big Brothers and Big Sisters, Junior Achievement, Boy Scout and Girl Guide projects as well as special children's camps. In addition, Xerox Canada funds an Aboriginal scholarship program, which encourages the advancement of Aboriginal peoples' participation in the new digital economy through education in information technology.



NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES



BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO. 444 ROCHESTER NY

POSTAGE WILL BE PAID BY ADDRESSEE

Global Citizenship
c/o Marie Seymour
Xerox Corporation
P.O. Box 1600
Stamford, CT 06913-1213

Thanks for reading Xerox's citizenship report. What do you think?

NAME ____________________ TITLE ____________________

ORGANIZATION ____________________ EMAIL ____________________

What is your relationship to Xerox?

Community Member
Customer
Employee
Financial Analyst
Government Official
Industry Consultant
Investor
NGO
Supplier
Other ____________

What did you find most useful/interesting in the report? ____________________

How can we improve our report next year? ____________________

How would you rate this report? (1 being the highest and 3 being the lowest)

1 2 3 Reflects Xerox's commitment to citizenship
1 2 3 Improves your understanding of Xerox
1 2 3 Overall report design and content

Other comments: ____________________

XEROX®
Technology | Document Management | Consulting Services

You can email other comments on our Report on Global on Citizenship to:
citizenship@xerox.com

About this Report

While Xerox has traditionally produced an annual report on our environmental progress, this is the corporation's first global report on citizenship. It discusses our principles, policies and practices in areas viewed under the broad definition of corporate social responsibility including governance and ethics, customer privacy and satisfaction, employee diversity and development, environmental initiatives, corporate donations and volunteerism, and much more. This report includes global reporting metrics when available; some of our systems for collecting and reporting reliable social and environmental performance data do not always encompass all our operations. In these cases, the charts are noted as representing a certain region. Unless otherwise indicated, the performance data reflect full-year 2005 results.

Xerox relied on the Global Reporting Initiative Guidelines (GRI) to determine the content and performance metrics for the report. Our disclosures and performance metrics are in the spirit of the Guidelines but the entire report is not in full accordance with the Guidelines. Relevant GRI indicators are listed in the table of contents on page 1. Information about the GRI is available at www.globalreporting.org.

Xerox consulted with Business for Social Responsibility to help determine the relevance and completeness of the report and its responsiveness to stakeholder concerns. Each section of the report was reviewed by members of Xerox's senior management team.

As part of our ongoing dialogue with stakeholders, we welcome your feedback. For additional information, questions or comments on this report, please email us at citizenship@xerox.com.

This Report on Global Citizenship is also available online at www.xerox.com/citizenship.

How to Reach Us

Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, CT 06904
203 968-3000

Products and Service

www.xerox.com or by phone:
800 ASK-XEROX (800 275-9376)

Additional Information

The Xerox Foundation
203 968-4416
email: evelyn.shockley@xerox.com

Diversity Programs and EEO-1 Reports
585 423-6157
www.xerox.com/diversity

Minority and Women Owned Business Suppliers
585 422-2295
www.xerox.com/supplierdiversity

Ethics Helpline
866 XRX-0001
(North America; International numbers on xerox.com)
email: ethics@xerox.com

Environment, Health and Safety
800 828-6571 prompts 1, 3
www.xerox.com/environment

Governance
www.xerox.com/investor (Corporate Governance)

Questions from Students and Educators
email: nancy.dempsey@xerox.com

Xerox Innovation
www.xerox.com/innovation

Shareholder Services
800 828-6396

Global Citizenship
email: citizenship@xerox.com

Marketing Communications: Pappas MacDonnell, Inc., Southport, CT

About the Paper Used for This Report

It takes a lot of paper to print a report like this for our many stakeholders. To minimize the environmental impact, this report was printed on 100% post-consumer recycled fiber that is Forest Stewardship Council Certified.



Recycled
Supporting responsible use of forest resources
FSC
www.fsc.org Cert no. SW-COC-1530
© 1996 Forest Stewardship Council
100%



The choice to use this paper will:

- Preserve 53.84 trees for the future.
- Consume 22,869 fewer gallons of water.
- Generate 2,530 fewer pounds of solid waste.
- Produce 155.46 fewer pounds of waterborne waste.
- Save 38,134,400 BTUs of energy.
- Emit 4,982 fewer pounds of greenhouse gases.
- Generate 2,589 fewer pounds of air emissions.
- Save 1 barrel of crude oil, equivalent to not driving 2,804 miles in an average car.

This data is based on calculations developed by the Environmental Defense Fund and other members of the *Paper Task Force.*

Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, CT 06904
www.xerox.com

701P46063



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery and Fax

February 12, 2007

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Shareholder Proposal Relating to Sustainability Report to Shareholders</u>

Dear Sir or Madam:

By letter dated January 19, 2007, Xerox Corporation (the "Company") submitted a no action request to the staff of the Division of Corporation Finance (the "Staff") on the subject of a report on sustainability to be issued to shareholders (the "No-Action Letter Request"), a copy of which is attached hereto as <u>Exhibit A</u>. In the No-Action Letter Request, the Company requested confirmation from the Staff that it will not recommend an enforcement action if the Company excluded from its proxy materials for its 2007 annual meeting of shareholders the shareholder proposal submitted by Comptroller of the City of New York (the "Proponent").

By letter dated February 2, 2007, the Proponent has advised the Company that it has withdrawn its shareholder proposal. A copy of the Proponent's withdrawal letter is attached hereto as <u>Exhibit B</u>.

Accordingly, the Company hereby withdraws its No-Action Letter Request on the subject of sustainability reporting and advises the Staff and the Proponent that the Proponent's proposal covered by said No-Action Letter Request will be omitted from the Company's proxy materials for its 2007 annual meeting of shareholders.

An additional copy of this letter is enclosed. Please return a copy in the enclosed self-addressed envelope to confirm receipt hereof.

Very truly yours,

Samuel K. Lee

Attachments:

Exhibit A: Copy of No-Action Letter Request
Exhibit B: Copy of Proponent's Withdrawal

71382010.1



EXHIBIT A

(See Attached)



Office of General Counsel

Samuel K. Lee
Associate General Counsel,
Corporate, Finance and Ventures

Via Overnight Delivery


SEC MAIL
RECEIVED
PROCESSING
SECTION
WASH. D.C.
JAN 19 2007
161

January 19, 2007

Office of Chief Counsel
Division of Corporation Finance
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>Shareholder Proposal Relating to Sustainability Report to Shareholders</u>

Dear Sir or Madam:

This letter and the attached materials are submitted by Xerox Corporation (the "<u>Company</u>") in accordance with Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended. The Company has received a letter dated November 20, 2006 from the Office of the Comptroller of the City of New York, as custodian and trustee of the New York City Employee's Retirement System, the New York City Teachers' Retirement System, the New York City Policy Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "<u>Proponents</u>"), presenting a proposal for inclusion in the Company's 2007 proxy materials (the "<u>Proposal</u>"). A copy of the Proposal is attached hereto as <u>Exhibit A</u>. The Company hereby advises the Commission that it intends to exclude the Proposal from its 2007 proxy materials for the reasons described below, and respectfully requests confirmation from the staff of the Division of Corporation Finance (the "<u>Staff</u>") that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponents of the Company's intention to exclude the Proposal from the 2007 proxy materials. Pursuant to Rule 14a-8(j), this letter is being filed no later than eighty (80) calendar days before the Company files its definitive 2007 proxy materials with the Commission. In accordance with Rule 14a-8(j)(2) there are submitted herewith five additional copies of this letter and the attachments.

Xerox Corporation
800 Long Ridge Road
Stamford, Connecticut 06904
Telephone: (203) 968-4695
Facsimile: (585) 216-2458
E-Mail: Samuel.Lee@xerox.com

The Company believes that the Proposal may be excluded from the Company's 2007 proxy materials pursuant to Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

The Proposal

The resolution portion of the Proposal reads as follows: "RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007."

Substantial Implementation of Proposal

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if "the company has already substantially implemented the proposal." The Company believes that it has already substantially implemented the Proposal by publishing a sustainability report entitled the 2006 Report on Global Citizenship (the "Report") which includes the information requested in the Proposal. This Report builds on the Company's ten-year practice of publishing an annual report on environment, health and safety. The 2006 Report on Global Citizenship and prior year environmental reports are available to the public on the Company's website at *www.xerox.com/citizenship*. A copy of the Report is attached hereto as Exhibit B.

In the Proposal's supporting statement, the Proponents have asked that the Company provide a definition of sustainability. The Report contains a discussion of our policies for addressing such a concept of sustainability. One of the Company's stated goals discussed in the Report is to "lead in all aspects of social responsibility, from environmental and diversity programs to community outreach and corporate governance." The Report also provides that the Company has "an obligation to our employees to provide them with a great workplace in which to grow, develop and contribute; to act responsibly as a good corporate citizen of our planet; and to pursue excellence in everything we do." Therefore, one of the purposes of the Report is to describe various practices, policies and programs of the Company with respect to sustainability as it relates to the environment, diversity, community and social programs.

Additionally, the Proponents have recommended, in their supporting statement, that the Company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("GRI Guidelines"). The Company relied on the GRI Guidelines in preparing the Report and believes that such disclosures and performance metrics are in the spirit of the GRI Guidelines. Since certain GRI metrics are not applicable to the Company and/or not tracked on a global basis, the Company's Report is not considered in full compliance with the GRI Guidelines as defined by GRI's 2005 standards. Accordingly, the Report's table of contents contains various cross references to the GRI Guidelines. Additionally, the Company consulted with Business for Social Responsibility to determine the completeness of the Report with a view towards addressing any concerns of shareholders. Thus, the content of the Report is substantially similar, and in most instances fully compliant, with the GRI guidelines. The Company believes the Report is responsive to any concerns regarding sustainability.

The Report discusses the Company's principles, policies and practices with respect to corporate social responsibility including governance and ethics, customer privacy and satisfaction, employee diversity and development, environmental initiatives, corporate philanthropy and volunteerism and other areas relating to sustainability.

Exclusion of Proposal Pursuant to Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits the omission of a shareholder proposal from proxy materials if "the company has substantially implemented the proposal." The Staff has consistently applied the standard that a proposal has been "substantially implemented" when a company has previously instituted policies and procedures relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See *Talbots, Inc.* (available April 5, 2002), *Telular Corp.* (available December 5, 2003), *Intel Corporation* (available March 11, 2003).

In *Conagra Foods, Inc.* (available July 3, 2006) the Staff permitted the exclusion of a shareholder proposal substantially identical to the Proposal based on the company involved having reports addressing social, environmental and workplace policies. As is the case with the Proposal, the shareholder proposal in *Conagra Foods, Inc.* was submitted by the Proponents. Both the company in *Conagra Foods, Inc.* and the Company have reports addressing the requested information available to the public on their websites.

In addition to *Conagra Foods, Inc.*, the Staff has recently permitted the exclusion of shareholder proposals substantially similar to the Proposal on the basis that the companies involved had already created and published reports with respect to sustainability prior to submission of the shareholder proposals. See *Raytheon Company* (available January 25, 2006) and *Honeywell International Inc.* (available February 21, 2006) (in both instances permitting the exclusion of proposals by the same Proponents of the Proposal that has been submitted to the Company).

The Company notes that the Staff recently did not permit the exclusion of a similar shareholder proposal in *The Kroger Co.* (available March 29, 2006) where the company sought to exclude the proposal on grounds of Rule 14a-8(i)(10). However, our request for the exclusion of the Proposal may be distinguished from *The Kroger Co.* because the company seeking to exclude the shareholder proposal had not previously published reports containing information requested in the proposal. However, as was the case with the companies in *Conagra Foods, Inc.*, *Raytheon Company* and *Honeywell International Inc.*, the Company has adopted and published reports with respect to the subject matter of the Proposal.

Because the Company has previously adopted policies and procedures relating to the subject matter of the Proposal and has implemented the essential objectives of the Proposal, the Company believes that the Proposal has been "substantially implemented" within the meaning of Rule 14a-8(i)(10) and therefore may be properly excluded from the Company's proxy materials. The Staff has consistently and recently allowed the exclusion of similarly worded proposals pursuant to Rule 14a-8(i)(10) on grounds of the substantial implementation of sustainability reports.

XEROX®

Based upon the foregoing, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from its 2007 proxy materials. If you have any questions regarding this matter, please do not hesitate to contact me at (203) 968-4695.

Please note that, due to the length of the Report, Exhibit B will not be included in the fax transmission hereof but shall be included in the hard copies hereof delivered via overnight mail.

An additional copy of this letter is enclosed. Please return a copy in the enclosed self-addressed envelope to confirm receipt hereof.

Very truly yours,

Samuel K. Lee

Attachments:
Exhibit A: Copy of the Proposal
Exhibit B: Copy of Xerox Corporation 2006 Report on Global Citizenship

XEROX®

EXHIBIT A

(See Attached)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

November 20, 2006

Mr. J. Michael Farren
Secretary
Xerox Corporation
800 Long Ridge Road
P. O. Box 1600
Stamford, CT 06904

Dear Mr. Farren:

The Office of the Comptroller of New York City is the custodian and trustee of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Fire Department Pension Fund, and custodian of the New York City Board of Education Retirement System (the "funds"). The funds' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from The Bank of New York certifying the funds' ownership, continually for over a year, of shares of Xerox Corporation common stock are enclosed. The funds intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 669-2651 if you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:ma
Enclosures

Sustainability Report - 2007

Submitted by William C. Thompson, Jr., Comptroller, City of New York, on behalf of the Boards of Trustees of the New York City Pension Funds

WHEREAS:

Investors increasingly seek disclosure of companies' social and environmental practices in the belief that they impact shareholder value. Many investors believe companies that are good employers, environmental stewards, and corporate citizens are more likely to be accepted in their communities and to prosper long-term. According to Innovest, an environmental investment research consultant, major investment firms including ABN-AMRO, Neuberger Herman, Schroders, T. Rowe Price, and Zurich Scudder subscribe to information on companies' social and environmental practices.

Sustainability refers to development that meets present needs without impairing the ability of future generations to meet their own needs. The Dow Jones Sustainability Group defines corporate sustainability as "a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, environmental and social developments."

Globally, approximately 1,900 companies produce reports on sustainability issues (www.corporateregister.com), including more than half of the global Fortune 500 (KPMG International Survey of Corporate Responsibility Reporting 2005).

Companies increasingly recognize that transparency and dialogue about sustainability are elements of business success. For example, Unilever's Chairman stated in a 2003 speech, "So when we talk about corporate social responsibility, we don't see it as something business "does" to society but as something that is fundamental to everything we do. Not just philanthropy or community investment, important though that is, but the impact of our operations and products as well as the interaction we have with the societies we serve."

An October 6, 2004 statement published by social research analysts reported that they value public reporting because "we find compelling the large and growing body of evidence linking companies' strong performance addressing social and environmental issues to strong performance in creating long-term shareholder value...We believe that companies can more effectively communicate their perspectives and report performance on complex social and environmental issues through a comprehensive report than through press releases and other ad hoc communications." (www.socialinvest.org)

RESOLVED: Shareholders request that the Board of Directors issue a sustainability report to shareholders, at reasonable cost, and omitting proprietary information, by December 31, 2007.

Supporting Statement

The report should include the company's definition of sustainability, as well as a company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability.

We recommend that the company use the Global Reporting Initiative's Sustainability Reporting Guidelines ("The Guidelines") to prepare the report. The Global Reporting Initiative (www.globalreporting.org) is an international organization with representatives from the business, environmental, human rights, and labor communities. The Guidelines provide guidance on report content, including performance in six categories (direct economic impacts, environmental, labor practices and decent work conditions, human rights, society, and product responsibility). The Guidelines provide a flexible reporting system that permits the omission of content that is not relevant to company operations. Almost 900 companies use or consult the Guidelines for sustainability reporting.

XEROX®

EXHIBIT B

(Intentionally Omitted)



EXHIBIT B

(See Attached)



THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

February 2, 2007

Mr. J. Michael Farren
Secretary
Xerox Corporation
800 Long Ridge Road
P.O. Box 1600
Stamford, CT 06904

Dear Mr. Farren :

On the basis of the information that you have supplied to us concerning Xerox Corporation's recent issuance of a sustainability report, on behalf of the New York City Employees Retirement System, the New York City Teachers Retirement System, the New York City Police Pension Fund , the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System, I hereby withdraw the resolution on sustainability reporting that our office submitted to your corporation on behalf of those funds.

Sincerely,

Patrick Doherty
Bureau of Asset Management

PD:ma


END